SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated June 9, 2005

Commission File Number: 0-31376

MILLEA HOLDINGS, INC.

(Translation of Registrant’s name into English)

Otemachi First Square, 1-5-1 Otemachi, Chiyoda-ku

Tokyo 100-0004, Japan

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the Registrant by furnishing

the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

Table of Documents Submitted

Item
1.	Notice of convocation of the 3rd ordinary general meeting of shareholders of Millea Holdings, Inc. dated June 9, 2005.

2.	English translation of the “Japanese Voting Card”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KABUSHIKI KAISHA MILLEA HOLDINGS
(Millea Holdings, Inc.)

June 9, 2005	By:	/s/ TETSUYA UNNO
General Manager of Corporate Legal and Risk Management Department

Item 1

[English Translation]

MILLEA HOLDINGS, INC.

5-1, Otemachi 1-chome, Chiyoda-ku, Tokyo, Japan

June 9, 2005

Notice of Convocation of

the 3rd Ordinary General Meeting of Shareholders

To our shareholders:

You are cordially invited to attend the 3rd Ordinary General Meeting of Shareholders of Millea Holdings, Inc. (“Millea Holdings” or the “Company”), which will be held on Tuesday, June 28, 2005 at 10:00 a.m. at TOKIO KAIJO NICHIDO BUILDING SHINKAN located at 2-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo, for the purpose of considering and voting upon the following items:

Items to be reported:

1.	Business report for the fiscal year ended March 31, 2005 (from April 1, 2004 to March 31, 2005), consolidated balance sheet as of March 31, 2005 and consolidated income statement for the fiscal year ended March 31, 2005 (from April 1, 2004 to March 31, 2005), the audit reports on consolidated financial statements prepared by independent auditors and the Board of Corporate Auditors, respectively, and a report on share repurchases pursuant to resolutions of the Board of Directors authorized by the Articles of Incorporation.

2.	Non-consolidated balance sheet as of March 31, 2005 and non-consolidated income statement for the fiscal year ended March 31, 2005 (from April 1, 2004 to March 31, 2005).

Proposals to be acted upon:

Item 1.	Appropriation of profit for the fiscal year ended March 31, 2005 (from April 1, 2004 to March 31, 2005).

Item 2.	Amendments to the Articles of Incorporation.

The particulars of this item are contained in the “Reference Materials for the Exercise of Voting Rights” (pages 40 through 41).

Item 3.	Election of eleven (11) directors.

Item 4.	Election of two (2) corporate auditors.

Item 5.	Grant of retirement allowances to retiring directors and retiring corporate auditors and grant of payments relating to the termination of the retirement allowance plans for directors and corporate auditors.

Item 6.	Issuance of stock acquisition rights pursuant to a stock option compensation plan.

The particulars of this item are contained in the “Reference Materials for the Exercise of Voting Rights” (pages 51 through 52).

Item 7.	Change in the amount of compensation to directors.

Item 8.	Change in the amount of compensation to corporate auditors.

If you do not expect to be present at the meeting, please vote either by completing and returning the enclosed voting card or by following the procedures for voting through the Internet.

Sincerely,

Kunio Ishihara
PRESIDENT

(This is an English translation of the notice given by the Company prepared pursuant to Section 5.6 of the Deposit Agreement dated as of March 21, 2005, by and among the Company, JPMorgan Chase Bank, N.A., as Depositary, and the Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder.)

Exhibits

Business Report for the Fiscal Year Ended March 31, 2005

(From April 1, 2004 to March 31, 2005)

1. Business Developments and Results

In the fiscal year ended March 31, 2005, the Japanese economy achieved a moderate recovery buoyed by factors such as a growth in exports and an improvement in the employment environment. This was accompanied by a rising trend in equity prices in the second half of the fiscal year.

In the property and casualty insurance sector, it was a very difficult year, affected not only by intense competition as companies struggled to improve their products, services and operating efficiency, but also by factors such as a series of natural disasters. In the life insurance sector, many companies were unable to stop a decline in their insurance-in-force.

Under these operating conditions, during the third fiscal year since its formation, Millea Holdings adhered to the corporate philosophy of the Millea Group, namely to commit to the continuous enhancement of corporate value, with customer trust at the base of all of its activities.

Based on this corporate philosophy, Millea Holdings conducted its business operations in line with the business plan it has formulated, which is centered on the objectives of increasing earnings in its core property and casualty and life insurance businesses in Japan, and expanding its business operations to include high-profit and high-growth areas. Our aim is to make the Millea Group one of the world’s leading insurance groups and to maximize its corporate value, which we intend to achieve by optimizing our business portfolio, expanding revenues, and improving return on equity (ROE). In addition, Millea Holdings has formulated fundamental group policies for risk management and compliance. Millea Holdings is committed to oversee its subsidiaries’ adherence to these policies and to oversee internal audits of the business operations of its subsidiaries.

In the following sections we report on our activities and results in our core businesses during the fiscal year ended March 31, 2005.

Property and Casualty Insurance Business

The property and casualty insurance business is the largest source of earnings for the Millea Group. Millea Holdings aims to solidify the standing of the Millea Group in this segment by working to strengthen underwriting and to increase efficiency as well as sales.

During the fiscal year ended March 31, 2005, Millea Holdings focused on preparations for the merger of The Tokio Marine and Fire Insurance Company, Limited (“Tokio Marine”) and The Nichido Fire and Marine Insurance Company, Limited (“Nichido Fire”) and on the smooth startup of the new company. In the preparations for the merger, maximum attention was paid to risk management, and Millea Holdings has played the lead role in managing the preparations for the merger at the management level of the two companies. As a result, on October 1, 2004, having obtained the approval of the relevant government authorities, the companies merged and were renamed as Tokio Marine & Nichido Fire Insurance Co., Ltd. (“Tokio Marine & Nichido”). Since October 1, 2004, Tokio Marine & Nichido has operated its businesses successfully, creating a corporate culture with customer orientation as one of its core values. Tokio Marine & Nichido is developing its business by providing its customers with “safety and security”, and aims to be one of the world’s leading insurance companies in terms of profitability, growth capacity and financial soundness.

Japan suffered considerable damage from a series of natural disasters such as typhoons and earthquakes during the fiscal year ended March 31, 2005. Tokio Marine & Nichido dispatched numerous support staff to its claims adjustment offices handling claims related to such disasters, to ensure that insurance claims were paid appropriately and expeditiously. We believe those efforts were greatly appreciated by customers who had suffered damage, and caused people to recognize anew the importance to society of the property and casualty insurance business. Tokio Marine & Nichido actively launched new products such as the Choki Bunkatsu, a long-term installment-payment automobile insurance policy, which eliminates the necessity for the annual renewal procedure. In addition, to retain the capacity for sustained growth, Tokio Marine & Nichido devoted considerable efforts to expand its sales channels, by establishing new agents and enhancing and expanding existing ones. Tokio Marine & Nichido was also among the top companies, in terms of the number of clients, to manage company-type defined contribution pension plans in Japan. More than half of the corporate customers for this service were new customers, which strengthened the customer base of Tokio Marine & Nichido.

Tokio Marine & Nichido acquired approximately 31% of the issued shares of The Nisshin Fire and Marine Insurance Company, Limited (“Nisshin Fire”) by February 2005, pursuant to an agreement reached between the two companies in March 2003. During the fiscal year ended March 31, 2005, the two companies expanded their cooperation to include areas such as Nisshin Fire sales of Tokio Marine & Nichido’s defined contribution pension products.

Life Insurance Business

Millea Holdings aims for further growth in the life insurance business as a core business of the Millea Group, by strengthening its life insurance subsidiaries.

During the fiscal year ended March 31, 2005, Tokio Marine & Nichido Life Insurance Co., Ltd. (“Tokio Marine & Nichido Life”) increased the number of its sales offices and sales staff, in order to improve the support structure for agents and thereby enhance marketing capabilities. Tokio Marine & Nichido Life expanded marketing of its Anshin Dollar Annuity. In the field of medical insurance, which experienced increased customer demand, Tokio Marine & Nichido Life recently launched products that enjoyed a favorable market reception including Anshin Amulet, a form of medical insurance exclusively for women, and Anshin Medical Plus, offering enhanced cover for three major diseases.

In April 2004, Millea Holdings made Tokio Marine & Nichido Financial Life Co., Ltd. a directly owned subsidiary, in order to strengthen its variable annuity business. In September 2004, Tokio Marine & Nichido Financial Life formed an alliance with Mitsubishi Tokyo Financial Group, Inc. and The Bank of Tokyo-Mitsubishi, Ltd. in the field of individual annuity insurance, and launched sales of a jointly developed product, “As You Like,” an investment-type annuity insurance policy.

Overseas Insurance Business

Millea Holdings is working vigorously to expand its overseas insurance business, with a focus on the Asian market, which is perceived to offer attractive profitability and growth potential.

Tokio Marine & Nichido obtained official approval for the opening of its Hangzhou Representative Office, its twelfth office in the People’s Republic of China, where it is building one of the largest service structures of a non-Chinese property and casualty insurance company. Also in China, Sino Life Insurance Co., Ltd., in which the Millea Group owns a stake, is taking advantage of its nationwide license to actively open new branches and to promote business.

In Taiwan, Millea Asia Pte. Ltd. (“Millea Asia”), the core entity for the Millea Group’s insurance business in Asia, acquired the property and casualty insurance company Allianz President General Insurance Co., Ltd. in September 2004. This company merged with Newa Insurance Co., Ltd. on April 1, 2005, and the newly merged company now operates under the name Tokio Marine Newa Insurance Co., Ltd.

Building on the Millea Group brands’ high credibility and to gain new earnings opportunities amid the global reorganization of the reinsurance market, Tokio Marine Global Limited, a wholly owned subsidiary of Tokio Marine & Nichido, started operations as an reinsurance company based in London.

Other Businesses

Millea Holdings also engages actively in other businesses, principally those that it believes to offer significant synergies with its insurance business.

In this segment, Tokio Marine & Nichido Better Life Services Co., Ltd. made progress in its plan to establish a network of approximately 100 at-home nursing care centers in Tokyo and three other prefectures, opening 29 new centers during the fiscal year ended March 31, 2005, thereby increasing the total number to 31. Meanwhile, Tokio Marine & Nichido Risk Consulting Co., Ltd. actively offered new services such as CSR (corporate social responsibility) consulting services. Additionally, Millea Real-Estate-Risk Management, Inc. worked assiduously in businesses related to real estate management, such as establishing a real estate fund targeting specific areas.

Asset Management and Financing Operations

During the fiscal year ended March 31, 2005, Tokio Marine & Nichido, which provides the core asset management function for the Millea Group, focused on enhancing its risk management while improving investment returns. To facilitate payments of claims, maturity refunds and others, Tokio Marine & Nichido continued its efforts to strengthen asset liability management (ALM) and ensure the stability and liquidity of assets.

Millea Group companies have long dedicated themselves to providing products and services designed to meet society’s need for “safety and security,” and to CSR activities such as environmental conservation and philanthropic activities. During the fiscal year ended March 31, 2005, Millea Holdings established the Millea Group CSR Charter as a common guideline for the Millea Group companies’ CSR activities, thereby further promoting CSR-related activities by the Millea Group.

Millea Holdings has taken very seriously the issuance of a business improvement order issued to Nichido Fire by the Financial Services Agency last year. It believes that legal compliance is fundamental to any company’s existence, and has focused on its efforts to ensure compliance throughout the Millea Group. In addition, Millea Holdings prepared for the implementation of the Law for the Protection of Personal Information.

Results for the Fiscal Year Ended March 31, 2005

Despite the Millea Group’s efforts in promoting sales and improving profitability under challenging conditions, consolidated business results were as follows. Ordinary income amounted to 2,899.4 billion yen, an increase of 123.7 billion yen from the previous fiscal year. The main components of ordinary income were underwriting income of 2,652.2 billion yen and investment income of 214.1 billion yen. Ordinary expense was 2,759.4 billion yen, an increase of 175.4 billion yen from the previous fiscal year. Ordinary expenses were mainly comprised of underwriting expense of 2,349.7 billion yen, investment expense of 27.0 billion yen and underwriting and general administrative expenses of 376.4 billion yen. As a result, ordinary profit decreased by 51.7 billion yen, or 27.0%, to 139.9 billion yen. Net income, comprised of ordinary profit plus extraordinary profit minus extraordinary losses, income taxes and deferred income taxes, was 67.6 billion yen for the fiscal year ended March 31, 2005, a decrease of 43.8 billion yen, or 39.3%, from the previous fiscal year.

On a non-consolidated basis, Millea Holdings received business management fees amounting to 3.0 billion yen from its subsidiaries and dividends totaling 110.4 billion yen, resulting in operating income of 113.4 billion yen, ordinary profit of 111.2 billion yen and net income of 110.5 billion yen.

Operating Results of Primary Subsidiaries

The following results present the combined operating results of Tokio Marine and Nichido Fire for the first six months of the fiscal year ended March 31, 2005, and of Tokio Marine & Nichido for the last six months of the fiscal year ended March 31, 2005. Net premiums written were 1,883.3 billion yen, a decrease of 1.1% from the previous fiscal year, resulting primarily from a fall in revenue of automobile insurance. The loss ratio was 63.4%, an increase of 9.9 percentage points from the previous fiscal year. This increase was due to frequent occurrences of natural disasters such as typhoons. The expense ratio was 31.4%, a decrease of 0.1 percentage point as a result of an effort to reduce costs, offsetting a decrease in net premiums written.

As of March 31, 2005, Tokio Marine & Nichido Life recorded 14,843.8 billion yen in the amount of life insurance-in-force, an increase of 1,255.0 billion yen from March 31, 2004, comprised of individual insurance, individual annuity and group insurance.

Issues Facing Millea Holdings

In the fiscal year ending March 31, 2006, the Japanese economy is expected to continue to show signs of a recovery trend, led by robust exports and capital investment. Nevertheless, the impact of factors such as the leveling-off of consumer spending and the steep rise in crude-oil prices give cause for concern. The outlook thus remains uncertain.

In the insurance industry, we expect companies to compete more vigorously in terms of their products and services while increasing the efficiency of their operations, resulting in an increasingly harsh competitive environment.

Millea Holdings aims to solidify its earnings base in its core businesses, focusing on restoring growth in its domestic property and casualty insurance business and on further expanding its domestic life insurance business operations. Millea Holdings also intends to expand its business domain into areas with perceived strong profitability and growth potential, such as overseas insurance business, particularly in Asia, and other businesses that have synergies with its insurance business. At the same time, it will foster vigorous group-wide CSR activities and will take the lead in ensuring effective risk management and compliance by all Millea Group companies.

The entire Millea Group intends to do its utmost to ensure that it achieves further growth as a corporate group characterized by high profitability, growth potential and soundness. The management thanks all shareholders of Millea Holdings for their continued guidance and support.

Note: Throughout this Business Report, all amounts (including numbers of shares) are truncated and all ratios are rounded.

2. Four Year Summary of Operations and Assets

(1)	Non-consolidated summary of operations and assets

(Yen in millions, except per share amounts)

(Fiscal years ended March 31)

	2002	2003		2004		2005
Operating income	—	52,928		233,617		113,490
Dividends received	—	49,127		230,417		110,490
Insurance subsidiaries	—	49,127		230,057		110,021
Other subsidiaries	—	—		360		468
Net income	—	49,605		230,871		110,585
Net income per share of common stock	—	26,760.91	yen	126,681.20	yen	63,170.59	yen
Total assets	—	2,206,545		2,330,236		2,317,486
Stock of insurance subsidiaries	—	2,161,485		2,141,163		2,177,472
Stock of other subsidiaries	—	19,014		32,411		45,565

Note: We do not have figures for the fiscal year ended March 31, 2002, since the Company was established during the fiscal year ended March 31, 2003.
(2) Consolidated summary of operations and assets
(Yen in millions) (Fiscal years ended March 31)
	2002	2003		2004		2005
Ordinary income	—	2,929,011		2,775,718		2,899,467
Ordinary profit	—	100,872		191,748		139,999
Net income	—	56,616		111,421		67,604
Stockholders’ equity	—	1,804,933		2,310,823		2,305,243
Total assets	—	9,945,809		11,006,256		11,624,496

Note: We do not have figures for the fiscal year ended March 31, 2002, since the Company was established during the fiscal year ended March 31, 2003.

3. Parent Company and Major Subsidiaries (As of March 31, 2005)

(1)	Parent Company

None.

(2)	Major Subsidiaries

Company name	Location	Major business	Date of incorporation	Paid-up capital (Yen in millions)	Ratio of Millea Holdings’ voting rights		Amount of dividends paid to Millea Holdings for the fiscal year ended March 31, 2005 (Yen in millions)
(Consolidated subsidiaries)

Tokio Marine & Nichido Fire Insurance Co., Ltd.	Tokyo, Japan	Property and casualty insurance	Mar. 20, 1944	101,994	100.0%		92,020

Tokio Marine & Nichido Life Insurance Co., Ltd.	Tokyo, Japan	Life insurance	Aug. 6, 1996	30,000	100.0%		—

Tokio Marine & Nichido Financial Life Insurance Co., Ltd.	Tokyo, Japan	Life insurance	Aug. 13, 1996	23,000	100.0%		—

Tokio Marine Asset Management Co., Ltd.	Tokyo, Japan	Securities investment advisory business	Dec. 9, 1985	200	97.5 (97.5	% )	—

Tokio Marine & Nichido Career Service Co., Ltd.	Tokyo, Japan	Temporary staffing service	June 1, 1984	100	100.0%		300

Trans Pacific Insurance Company	New York, N.Y., U.S.A.	Property and casualty insurance	Jan. 21, 1982	536	100.0 (100.0	% )	—

The Tokio Marine Europe Insurance Limited	London, U.K.	Property and casualty insurance	Sep. 15, 1970	7,071	100.0 (100.0	% )	—

Tokio Marine Global Re Limited	Dublin, Ireland	Property and casualty insurance	Dec. 6, 1996	96	100.0 (100.0	% )	—

Millea Asia Pte. Ltd.	Singapore, Singapore	Holding company	Mar. 12, 1992	4,093	100.0%		—

Company name	Location	Major business	Date of incorporation	Paid-up capital (Yen in millions)	Ratio of Millea Holdings’ voting rights		Amount of dividends paid to Millea Holdings for the fiscal year ended March 31, 2005 (Yen in millions)
The Tokio Marine and Fire Insurance Company (Singapore) Pte. Ltd.	Singapore, Singapore	Property and casualty insurance	May 16, 1977	1,629	100.0 (100.0	% )	—

The Tokio Marine and Fire Insurance Company (Hong Kong) Limited	Hong Kong, China	Property and casualty insurance	Apr. 13, 1973	688	100.0 (100.0	% )	—

Tokio Marine Brasil Seguradora S.A.	Sao Paulo, Brazil	Property and casualty insurance	Jan. 1, 1973	2,501	91.3 (91.3	% )	—

Tokio Millennium Re Ltd.	Hamilton, Bermuda	Property and casualty insurance	Mar. 15, 2000	10,739	100.0 (100.0	% )	—

Tokio Marine Financial Solutions Ltd.	Georgetown, Cayman Islands	Derivatives business	Dec. 4, 1997	5	100.0 (100.0	% )	—

(Subsidiaries accounted for by the equity method)

The Nisshin Fire and Marine Insurance Company, Limited	Tokyo, Japan	Property and casualty insurance	June 10, 1908	15,635	31.7 (31.7	% )	—

First Insurance Company of Hawaii, Ltd.	Honolulu, Hawaii, U.S.A.	Property and casualty insurance	Aug. 6, 1982	458	50.0 (50.0	% )	—

Notes:	1.	This table sets forth consolidated subsidiaries and subsidiaries accounted for by equity-method as important subsidiaries.

	2.	The Tokio Marine and Fire Insurance Company, Limited merged with The Nichido Fire and Marine Insurance Company, Limited on October 1, 2004 and was renamed Tokio Marine & Nichido Fire Insurance Co., Ltd. The Company received dividends in the amount of 18,000 million yen from The Nichido Fire and Marine Insurance Company, Limited for the 6-month period before the merger.

	3.	Skandia Life Insurance Company (Japan) Limited was renamed Tokio Marine & Nichido Financial Life Insurance Co., Ltd. on April 2, 2004.

	4.	Nichido Investment (Luxembourg) S.A. is excluded from the scope of consolidation due to liquidation as of May 24, 2004.

5.	The Nisshin Fire and Marine Insurance Company, Limited has been accounted for by equity method, since it was included in the Company’s affiliates as of February 23, 2005.

6.	The yen amounts of paid-up capital of subsidiaries located outside Japan have been translated at the currency exchange rate as of March 31, 2005.

7.	Figures in brackets shown in Millea Holdings’ voting rights are the ownership ratio of subsidiaries.

8.	The Company’s consolidated business results are as follows:

Ordinary income 2,899,467 million yen (4.5% up from previous year) Ordinary profit 139,999 million yen (27.0% down from previous year) Net income 67,604 million yen (39.3% down from previous year)

4. Offices (As of March 31, 2005)

	Location	Established as of
Head Office	5-1, Otemachi 1-chome, Chiyoda-ku, Tokyo, Japan	April 2, 2002

5. Employees

(1) Number of employees (on a non-consolidated basis)

	As of March 31, 2004	As of March 31, 2005	Increase (decrease)
Total	104	126	22

Average age of employees (As of March 31, 2005): 42.2 years old

Average length of service of employees (As of March 31, 2005): 18.3 years

Average amount of monthly salaries for employees (As of March 31, 2005): 802 thousand yen per employee

Notes:	1.	All employees of the Company are seconded from Tokio Marine & Nichido. Average length of service includes the years of service at Tokio Marine & Nichido (including Nichido Fire before the merger).

	2.	“Average amount of monthly salaries” is the average amount of ordinary monthly salaries in March 2005 and includes overtime and holiday allowances but does not include bonuses.

	3.	As for average age and average length of service of employees, numbers smaller than 0.1 are truncated.

(2) Number of employees (on a consolidated basis)

Name of division	As of March 31, 2004	As of March 31, 2005	Increase (decrease)
Property and casualty insurance	18,125	17,024	-1,101
Life insurance	1,237	1,474	237
Others	417	412	-5

Total	19,779	18,910	-869

6. Common Stock (As of March 31, 2005)

(1) Total number of shares authorized to be issued: 6,870,000

(2) Total number of shares issued: 1,727,048.75

(3) Total number of shareholders: 92,695

7. Major Shareholders (As of March 31, 2005)

	Capital contribution to the Company		Capital contribution by the Company to major shareholders
Shareholders	Number of shares held	Ratio of shares held	Number of shares held	Ratio of shares held
		%		%
The Master Trust Bank of Japan, Ltd. (Trust Account)	121,436	7.0	—	—

Japan Trustee Services Bank, Ltd. (Trust Account)	95,724	5.5	—	—

Moxley & Co.	91,765	5.3

State Street Bank and Trust Company 505103	48,956	2.8	—	—

The Bank of Tokyo-Mitsubishi, Ltd.	39,239	2.3	—	—

Meiji Yasuda Life Insurance Company	39,187	2.3	—	—

State Street Bank and Trust Company	36,331	2.1

The Chase Manhattan Bank, N.A. London	30,818	1.8	—	—

Trust & Custody Services Bank, Ltd. as a trustee for Mizuho Trust Retirement Benefits Trust Account for Mitsubishi Heavy Industries	28,148	1.6	—	—

Mizuho Corporate Bank, Ltd.	27,045	1.6	—	—

Notes:	1.	Moxley & Co. is the corporate nominee holder of common stock deposited for the issuance of ADRs.

	2.	Tokio Marine & Nichido, a wholly-owned subsidiary of the Company, invests in Mitsubishi Tokyo Financial Group, Inc. as set forth in the following table. The Bank of Tokyo-Mitsubishi, Ltd. is a subsidiary of Mitsubishi Tokyo Financial Group, Inc.

	Capital contribution of Tokio Marine & Nichido
	Number of shares held	Ratio of shares held
Mitsubishi Tokyo Financial Group, Inc.	112,432	1.7%

3.	28,148 shares held by Trust & Custody Services Bank, Ltd. as a trustee for Mizuho Trust Retirement Benefits Trust Account for Mitsubishi Heavy Industries is an asset trusted by Mitsubishi Heavy Industries, Ltd. as retirement benefits trust. Tokio Marine & Nichido, a wholly-owned subsidiary of the Company, invests in Mitsubishi Heavy Industries, Ltd. as set forth in the following table.

	Capital contribution of Tokio Marine & Nichido
	Number of shares held	Ratio of shares held
Mitsubishi Heavy Industries, Ltd.	63,000,000	1.9%

4.	Tokio Marine & Nichido, a wholly-owned subsidiary of the Company, invests in Mizuho Financial Group, Inc. as set forth in the following table. Mizuho Corporate Bank, Ltd. is a subsidiary of Mizuho Financial Group, Inc.

	Capital contribution of Tokio Marine & Nichido
	Number of shares held	Ratio of shares held
Mizuho Financial Group, Inc.	30,837	0.3%

8. Acquisition, Disposition and Retention of the Company’s Own Shares

1)	Acquisition:

	Common stock	68,222.62 shares

	Total amount	103,988,476 thousand yen

2)	Disposition:

	Common stock	65.24 shares

	Total amount	97,248 thousand yen

3)	Nullification:

	Common stock	130,000.00 shares

4)	Number of treasury shares held as of fiscal year end:

	Common stock	7,149.64 shares

5)	Details of the share repurchases made pursuant to the resolution of the Board of Directors authorized by the Articles of Incorporation since the end of the previous ordinary general meeting of shareholders:

Ordinary shares: 54,842.00 shares

Total amount: 83,392,290 thousand yen

	Reason for repurchase:	The Company intends to repurchase its own shares in order to implement flexible financial policies.

In order to implement flexible financial policies, the Company has repurchased 5,981 of its own shares at an aggregate purchase price of 8,998,740 thousand yen subsequent to the close of the fiscal year ended March 31, 2005 and by May 20, 2005, pursuant to the resolution of the Board of Directors authorized by the Articles of Incorporation.

9. Principal Lenders

None.

10. Directors and Corporate Auditors (As of March 31, 2005)

Position	Name	Assigned duties or principal occupation
Representative Director and Chairman of the Board	Tomio Higuchi	Chairman of the Board of Tokio Marine & Nichido

Representative Director and President	Kunio Ishihara	President of Tokio Marine & Nichido

Representative Director and Executive Vice President	Katsuo Handa	Assistant to the President In charge of Corporate Legal and Risk Management Dept. Assistant to the Director in charge of Corporate Planning Dept.

Representative Director and Managing Director	Yasuo Yaoita	In charge of Corporate Planning Dept.

Representative Director and Managing Director	Tomohiro Kotani	In charge of Business Management Dept. Assistant to the Director in charge of Corporate Legal and Risk Management Dept.

Director	Shoji Ueno	Executive Vice President of Tokio Marine & Nichido

Director	Yasuo Tago	Executive Vice President of Tokio Marine & Nichido

Director	Minoru Makihara	Senior Corporate Advisor of Mitsubishi Corporation

Director	Masamitsu Sakurai	President of Ricoh Company, Ltd.

Director	Haruo Shimada	Professor, Faculty of Economics, Keio University

Director	Toshiro Yagi	Managing Director of Tokio Marine & Nichido

Director	Sukeaki Ohta	President of Tokio Marine & Nichido Life

Director	Yoichiro Iwama	In charge of Financial Planning Dept. Managing Director of Tokio Marine & Nichido

Position	Name	Assigned duties or principal occupation
Standing Corporate Auditor	Takehisa Kikuchi

Standing Corporate Auditor	Yukiteru Noji

Corporate Auditor	Iwao Hanaoka	Attorney-at-law

Corporate Auditor	Shigemitsu Miki	Chairman of The Bank of Tokyo-Mitsubishi, Ltd.

Corporate Auditor	Kuniko Inoguchi	Professor, Faculty of Law, Sophia University

(Senior Managing Director)	Yukiteru Noji	Retired on June 29, 2004

(Standing Corporate Auditor)	Sadao Yamamoto	Retired on June 29, 2004

Notes:	1.	Messrs. Minoru Makihara, Masamitsu Sakurai and Dr. Haruo Shimada, Directors, are outside directors prescribed by Article 188, paragraph 2, item 7-2 of the Commercial Code.

	2.	Messrs. Iwao Hanaoka, Shigemitsu Miki and Dr. Kuniko Inoguchi, Corporate Auditors, are outside corporate auditors prescribed by Article 18, paragraph 1 of the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki-Kaisha.

	3.	Mr. Tomio Higuchi, Chairman of the Board of Directors, resigned as director of the Company and as director of Tokio Marine & Nichido on March 31, 2005.

11. Compensation to directors and auditors

This item is not applicable since the Company does not provide for the reduction of liability of its directors and auditors in its Articles of Incorporation.

12. Stock acquisition rights

This item is not applicable since the Company has not issued any stock acquisition rights.

13. Events that have occurred subsequent to the balance sheet date

(1)	As stated in item 8, “Acquisition, disposition and retention of the Company’s own shares,” the Company has repurchased its own shares subsequent to the close of the fiscal year ended March 31, 2005.

(2)	On April 28, 2005, Tokio Marine & Nichido, a wholly-owned subsidiary of the Company, entered into an agreement with the Brazilian Business Unit of ABN AMRO N.V. providing that Tokio Marine & Nichido would acquire all equity shares of Real Seguros S.A., a property and casualty insurer, and 50% of the total equity of Real Vida e Previdencia S.A., a life and pension insurer. The details of the acquisition are as follows:

-	Companies to be acquired

i) A Property & Casualty Insurer

Company name: Real Seguros S.A.

Head office: Sao Paulo, Brazil

Business lines: Property and casualty insurance

Gross premium written (for the fiscal year ended December 31, 2004): 1,098 million Real (46,211 million yen)

Total assets (as of December 31, 2004): 1,257 million Real (52,890 million yen)

ii) A Life and Pension Insurer

Company name: Real Vida e Previdencia S.A.

Head office: Sao Paulo, Brazil

Business lines: Life insurance and annuity pension

Gross premium written (for the fiscal year ended December 31, 2004): 777 million Real (32,699 million yen)

Total assets (as of December 31, 2004): 2,154 million Real (90,643 million yen)

-	Purpose

The purpose of the acquisition is to further expand the insurance sales network that Tokio Marine & Nichido has built in Brazil, where the economy is expected to grow significantly.

-	Timing

The acquisition is expected to be completed in the summer of 2005.

-	Acquisition cost

897 million Real (37,753 million yen). The amount is subject to adjustment.

Note: The yen amounts are translated at the currency rate as of April 28, 2005.

14. Matters necessary for the Audit Committee to execute its duty

This item is not applicable since the Company has not adopted the committee structure.

15. Policy on determining remuneration for individual directors and executive officers

This item is not applicable since the Company has not adopted the committee structure.

16. Independent auditors’ fees

(Yen in millions)

(i)	The total fees payable to the independent auditors by the Company and its subsidiaries	174

(ii)	Of the above amount (i), audit fees payable to the independent auditors by the Company and its subsidiaries	133

(iii)	Of the above amount (ii), audit fees payable to the independent auditors by the Company	3

Note:	The amount shown in (iii) above represent the total amount of audit fees payable to the independent auditors for their audit services in accordance with the Commercial Code and that in accordance with the Securities and Exchange Law, since the breakdown of the fees for these services is not available.

17. Other important information regarding the Company

None.

(Japanese GAAP)

Consolidated Balance Sheet

As of March 31, 2005

(Yen in millions)

Assets
Cash, deposits and savings	356,084
Call loans	170,400
Garantee deposits for bond loan transactions	80,653
Monetary receivables bought	512,336
Money trust	74,982
Securities	8,750,878
Loans	512,068
Property and equipment	338,694
Other assets	805,776
Deferred tax assets	26,867
Consolidation adjustment account	13,968
Customers’ liabilities under acceptances and guarantees	839
Reserve for bad debts	(-)19,053

Total assets	11,624,496

Liabilities
Underwriting funds	7,504,234
Outstanding claims	797,000
Underwriting reserves	6,707,234
Bonds issued	226,875
Other liabilities	942,815
Reserve for retirement benefits	185,538
Reserve for employee’s bonuses	18,701
Reserve for price fluctuation	82,830
Deferred tax liabilities	212,282
Consolidation adjustment account	143,524
Acceptances and guarantees	839

Total liabilities	9,317,642

Minority interests
Minority interests	1,610

Stockholders’ equity
Common stock	150,000
Additional paid-in capital	126,527
Retained earnings	920,112
Unrealized gains on investments, net of taxes	1,144,518
Foreign currency translation adjustments	(-)25,155
Treasury stock	(-)10,760

Total stockholders’ equity	2,305,243

Total liabilities, minority interests and stockholders’ equity	11,624,496

(Japanese GAAP)

Consolidated Statement of Income

For the fiscal year ended March 31, 2005

(From April 1, 2004 to March 31, 2005)

(Yen in millions)

Ordinary income and expenses
Ordinary income	2,899,467
Underwriting income	2,652,209
Net premiums written	1,925,081
Deposit premiums from policyholders	226,848
Investment income on deposit premiums from policyholders	67,483
Life insurance premiums	431,551
Other underwriting income	1,244
Investment income	214,186
Interest and dividends received	154,472
Profit on investment in money trust	1,676
Profit on investment in trading securities	39
Profit on sale of securities	91,194
Profit on redemption of securities	1,343
Profit on derivative transactions	29,877
Profit on special accounts	588
Other investment income	2,477
Transfer of investment income on deposit premiums	(-)67,483
Other ordinary income	33,070
Amortization of goodwill	4,861
Investment income under equity method	1,243
Other ordinary income	26,965

Ordinary expenses	2,759,467
Underwriting expenses	2,349,777
Net claims paid	1,144,014
Loss adjustment expenses	72,033
Agency commissions and brokerage	340,165
Maturity refunds to policyholders	356,643
Dividends to policyholders	45
Life insurance premiums	34,268
Provision for outstanding claims	82,143
Provision for underwriting reserves	318,936
Other underwriting expenses	1,527
Investment expenses	27,075
Loss on investment in money trust	604
Loss on sale of securities	12,896
Loss on revaluation of securities	7,785
Loss on redemption of securities	2,944
Other investment expenses	2,845
Underwriting and general administrative expenses	376,470
Other ordinary expenses	6,143
Interest paid	2,599
Loss from bad debts	36
Amortization of deferred assets under Article 133 of Insurance Business Law	587
Other ordinary expenses	2,919

Ordinary profit	139,999

Extraordinary gains and losses
Extraordinary gains	11,590
Profit on sale of properties	11,317
Other extraordinary gains	272
Extraordinary losses	59,410
Loss on sale of properties	9,348
Provision for reserve for price fluctuation	16,891
Merger related costs	18,983
Loss on revaluation on properties	14,187

Income before income taxes	92,179
Income taxes - current	48,716
Income taxes - deferred	(-)24,472
Minority interests	330
Net income	67,604

Applicable Legal Statutes

The consolidated financial statements of the Company have been prepared in conformity with the Enforcement Regulations of the Commercial Code (Ordinance No. 22, 2002 by the Ministry of Justice), as well as the Enforcement Regulations of the Insurance Business Law (Ordinance No. 5, 1996 by the Ministry of Finance) pursuant to Articles 168 and 178 of the Enforcement Regulations of the Commercial Code.

Basis of Presentation and Significant Accounting Policies

1. Scope of consolidation

(1)	Number of consolidated subsidiaries: 14 companies

The names of these companies are listed in the Business Report (Section 3. “Parent Company and Major Subsidiaries”).

(2)	Names of major non-consolidated subsidiaries

Tokio Marine & Nichido Claims Research Service Co., Ltd. and Tokio Marine Capital Co., Ltd. are included in the Millea Group’s non-consolidated subsidiaries.

Each non-consolidated subsidiary is small in scale in terms of its total assets, sales, net income or loss for the period, and retained earnings, and are not considered so material as to affect any reasonable determination as to the Millea Group’s financial condition and results of operations. These companies are therefore excluded from the scope of consolidation.

2. Application of the equity method

(1)	Number of affiliates accounted for by the equity method: 2 companies

The names of these companies are listed in the Business Report (Section 3. “Parent Company and Major Subsidiaries”).

(2)	The non-consolidated subsidiaries (Tokio Marine & Nichido Claims Research Service Co., Ltd., Tokio Marine Capital Co., Ltd., etc.) and other affiliates (Sino Life Insurance Co., Ltd., etc.), which are not subject to the equity method, have not been accounted for by the equity method as such companies have a minor effect on the Company’s consolidated net income or loss for the current period as well as retained earnings, respectively, and also are considered less material as a whole.

(3)	Millea Holdings owns 26.9% of the total voting rights of Japan Earthquake Reinsurance Co., Ltd. through Tokio Marine & Nichido. Millea Holdings does not include Japan Earthquake Reinsurance Co., Ltd. in its affiliates since it believes that it does not have a material effect on any policy making decisions of Japan Earthquake Reinsurance’s operations, etc., taking into account the highly public nature of the company.

(4)	With regard to any companies which are accounted for by the equity method recorded with a different closing date from that of the consolidated financial statements, the financial statements of the relevant companies for their fiscal year are used for presentation in the consolidated financial results.

3. Closing date of consolidated subsidiaries

The closing date of a fiscal year for 1 domestic consolidated subsidiary and 9 overseas consolidated subsidiaries is December 31. Since the difference in the closing date does not exceed three months, the financial statements of the relevant consolidated subsidiaries as of December 31 are used for presentation in the accompanying consolidated financial statements. As for any significant transactions taking place during the period between the subsidiaries’ closing date and the closing date for consolidated results, necessary adjustments are made for the purpose of consolidation.

4. Accounting policies

(1)	Valuation standards and methods for marketable securities

a.	Trading securities are valued by the mark-to-market method, and costs of their sales are calculated based on the moving-average method.

b.	Held-to-maturity debt securities are recorded by using the amortized cost method based on the moving-average method (straight-line depreciation method).

c.	Debt securities earmarked for policy reserve are stated at amortized cost under the straight-line method in accordance with the Industry Audit Committee Report No. 21 “Temporary Treatment of Accounting and Auditing Concerning Securities Earmarked for Policy Reserve in Insurance Industry” issued by the Japanese Institute of Certified Public Accountants (the “JICPA”), November 16, 2000.

The summary of the risk management policy concerning debt securities earmarked for policy reserve is as follows. In order to adequately manage interest rate risk related to assets and liabilities, Tokio Marine & Nichido Life has established as a subsection “the dollar-denominated policy reserve for insurance policies during the period of deferment regarding individual annuity insurance denominated in U.S. dollars with a policy cancellation refund based on market interest rate”, and Tokio Marine & Nichido Life’s policy is to match the duration of the policy reserve in such subsection with the duration of debt securities earmarked for policy reserve within a certain range.

d.	Other securities with market value are recorded by the mark-to-market method based upon the market price on the closing date.

The total amount of unrealized gains/losses on the securities are directly added to shareholders’ equity, and net income taxes and costs of sales are calculated based on the moving-average method.

e.	Other securities not stated at market value are either stated at cost or amortized cost under the straight-line method, cost being determined by the moving average method.

f.	Investments in non-consolidated subsidiaries and affiliates that are not subject to the equity method are stated at cost determined by the moving-average method.

g.	The valuation of the securities held in individually managed money trusts that are mainly invested in securities for trading is accounted for by the mark-to-market method.

(2)	Valuation of derivative financial instruments

Derivative financial instruments are accounted for by the mark-to-market method.

(3)	Depreciation method of property and equipment

Depreciation of property and equipment owned by Millea Holdings and its domestic consolidated subsidiaries is computed by the declining balance method. However, depreciation of the buildings (excluding auxiliary facilities attached to such buildings, etc.) that were acquired on or after April 1, 1998 is calculated by the straight-line method.

(4)	Accounting policies for significant reserve and allowance

a.	Reserve for bad debts

In order to provide reserve for losses from bad debts, general allowance is accounted for pursuant to the rules of asset self-assessment as well as the related rules of asset write-off and allowance by domestic consolidated insurance subsidiaries as follows:

For claims to any debtor who has legally or in practice become insolvent (due to bankruptcy, special liquidation or suspension of transactions with banks based on the rules governing clearing houses, etc.) and for receivables from any debtor who has substantially become insolvent, reserve is provided based on the amount of such claims, with the net amount expected to be collectible through the disposal of collateral or execution of guarantees.

For claims to any debtor who is likely to become insolvent in the near future, reserve is provided based on the amount considered to be necessary based on the overall solvency assessment of the relevant debtor, out of the net amount of such claims considered to be collectible through the disposal of collateral or execution of guarantee is deducted from such claims.

For claims other than those described above, the amount of claims multiplied by the default rate, which is computed based on historical loan loss experience in certain previous periods, is included in the accompanying consolidated financial statements.

For specified overseas claims, any estimated losses arising from political or economic situation in the counterpart countries are accounted for as reserve for specified overseas claims in the accompanying consolidated financial statements.

In addition, all claims are assessed by the asset accounting department and the asset management department in accordance with the rules for self-assessment of asset quality. Subsequently the asset auditing departments, which are independent from such asset-related departments, conduct audits of their assessment results, and reserve for bad debts is accounted for based on such assessment results as stated above.

b.	Reserve for retirement benefits

To provide for the employees’ retirement benefits, domestic consolidated subsidiaries have recorded the amount recognized to be incurred at the end of the fiscal year based on the projected retirement benefit obligations and related pension assets at the end of the fiscal year.

Prior service costs are charged to expenses from the following consolidated fiscal year by using the straight-line method based upon a certain term (15 years) within the average remaining service years of the employees when incurred.

Actuarial differences are charged to expenses from the following consolidated fiscal year by using the straight-line method based upon a certain term (10-15 years) within the average remaining service years of the employees when incurred.

(Additional information)

On June 1, 2004, pursuant to the new law concerning defined benefit plans, Tokio Marine & Nichido obtained approval from the government for an exemption from the obligation to pay benefits for future employee service, with regard to the substitutional portion of its pension plan to be transferred to the government. Transfer amount (minimum reserve) measured as of March 31, 2005 is 39,534 million yen. The amount of gains expected is 36,069 million yen (extraordinary gains) when applying article 44-2 of the Accounting Committee Report No. 13 “Guideline for practice concerning accounting for retirement benefits (preliminary report)” (issued by the JICPA on September 14, 1999, last revised on March 16, 2005), assuming that the transfer amount (minimum reserve) was paid as of March 31, 2005.

c.	Reserve for employees’ bonuses

To provide for payment of bonuses to employees, Millea Holdings and its consolidated domestic subsidiaries account for reserve for employees’ bonuses based on the expected amount to be paid.

d.	Reserve for price fluctuation

Domestic insurance consolidated subsidiaries account for such reserve under Article 115 of the Insurance Business Law in order to provide for possible losses or damages arising from price fluctuation of stock, etc.

(5)	Accounting for consumption tax, etc.

For Millea Holdings and its domestic consolidated subsidiaries, consumption tax, etc. is accounted for by tax-excluded method. However, any underwriting and general administrative costs incurred by domestic consolidated insurance subsidiaries are accounted for by tax-included method.

In addition, any non-qualified consumption tax, etc, for deduction in respect of assets is included in other assets (the suspense payments) and is amortized evenly over the next five years.

(6)	Accounting for significant lease transactions

Millea Holdings and its domestic consolidated subsidiaries account for finance lease transactions other than those that are deemed to transfer the ownership of the leased properties to lessees in the same accounting procedure as normal lease transactions.

(7)	Accounting for significant hedging activities

a.	Interest

To mitigate interest rate fluctuation risks associated with long-term insurance policies, Tokio Marine & Nichido and Tokio Marine & Nichido Life engages in asset and liability management (“ALM”) that controls such risks by evaluating and analyzing financial assets and insurance liabilities simultaneously.

As for interest rate swap transactions that are used to manage such risks, Tokio Marine & Nichido and Tokio Marine & Nichido Life have been engaged in deferral hedge treatment and evaluated hedge effectiveness based upon the Industry Audit Committee Report No. 26, “Accounting and Auditing Treatments related to Adoption of Accounting for Financial Instruments in the Insurance Industry” (issued by the JICPA , September 3 , 2002 – hereinafter called “Report No. 26”).

Hedge effectiveness is evaluated by verifying the interest rate conditions influencing calculation of a logical price for both the hedged instruments and the hedging tools. As for any deferred hedge gains based on the Industry Audit Committee’s Report No. 16, “Accounting and Auditing Treatments related to Adoption of Accounting for Financial Instruments in the Insurance Industry” (issued by the JICPA, March 31, 2000) prior to application of the Report No. 26, Tokio Marine & Nichido has allocated such deferred hedge gains as of the end of March 2003 into gain or loss over the remaining period until hedging tools reach maturity (1-17 years) by using the straight-line method, and Tokio Marine & Nichido Life has allocated such deferred hedge gains as of the end of March 2002 into gain or loss over the remaining period until hedge tools reach maturity (6-10 years) by using the straight-line method, respectively, in accordance with the transitional measures in the Report No. 26. The amount of deferred hedge gains under this transitional treatment as of March 31, 2005 is 107,975 million yen and the amount allocated to gains or losses for the fiscal year ended March 31, 2005 is 25,307 million yen.

In addition, Tokio Marine & Nichido applies the deferred hedge accounting for interest rate swap transactions which are used to hedge any interest rate risk related to the company’s own bonds. Hedge effectiveness is not evaluated since hedged instruments and hedging tools share the same important conditions and thus believed to be highly hedge effective.

b.	Foreign exchange

With regard to some of Tokio Marine & Nichido’s currency swap and forward contract transactions, which are conducted to hedge foreign exchange risk associated with the assets denominated by foreign currencies, (a) gains or losses on both hedged instruments and hedging tools are recognized in the same accounting period and/or (b) hedging transactions are translated at contracted rates (on condition that relating forward contracts qualify for hedge accounting). As for the treatment described in (a) above, hedge effectiveness is not evaluated since hedged instruments and hedging tools share the same important conditions and thus believed to be highly hedge effective.

(8)	Accounting for deferred assets prescribed in Article 113 of the Insurance Business Law

Calculation of depreciation and amortization of deferred assets prescribed in Article 113 of the Insurance Business Law for Tokio Marine & Nichido Financial Life Insurance is made in accordance with the relevant provision of laws, regulations and its Articles of Incorporation.

(9)	Accounting standards of overseas subsidiaries

The Company complies with accounting policies in the region or country in which the relevant consolidated subsidiaries are located.

5. Policies concerning the valuation of assets and liabilities of consolidated subsidiaries

The assets and liabilities of consolidated subsidiaries are valued by using the all-fair-value method.

6. Policies concerning consolidation adjustment account

The consolidation adjustment account included in liabilities in the accompanying consolidated balance sheet has been amortized evenly over twenty years. Of the consolidation adjustment account included in shareholders’ equity in the accompanying consolidated balance sheet, any account related to Tokio Marine & Nichido Financial Life has been amortized evenly over five years. A small amount of consolidation adjustment account has been amortized as a whole.

Notes for consolidated balance sheet

1.	Accumulated depreciation of fixed property and other tangible assets amounts to 306,639 million yen and advanced depreciation of such assets is 21,841 million yen.

2.	Investments in stocks of non-consolidated subsidiaries and affiliates, etc. are provided as follows.

	(Yen in millions	)

Securities (equity)	110,914
Securities (partnership)	2,082

3.	Of all of accruing loans and receivables, the total amount of loans to borrowers in bankruptcy, delinquent receivables, delinquent loans three months or more past due, and restructured loans is 18,098 million yen. The breakdown is as follows.

(1)	The amount of loans to borrowers in bankruptcy is 1,407 million yen.

Loans are generally placed on non-accrual status when substantial doubt is judged to exist as to the ultimate collectability either of principal or interest if they are past due for a certain period or for other reasons (However, any part of bad debt written-off is excluded. Hereinafter called “non-accrual status loans”). Loans to borrowers in bankruptcy represent non-accrual loans after the partial charge-off of claims deemed uncollectible, which are defined in Article 96, paragraph 1, subparagraph 3 (a) to (e) and Subparagraph 4 of the Enforcement Ordinance of the Corporation Tax Law (Ordinance No. 97, 1965).

(2)	The amount of past due loans is 9,054 million yen. Past due loans are non-accrual status loans other than loans to borrowers in legal bankruptcy, and loans on which interest payments are deferred in order to assist business restructuring or financial recovery of the borrowers.

(3)	The amount of accruing loans contractually past due for three months or more is 1,256 million yen. Loans contractually past due for three months or more are defined as loans on which any principal or interests payments are delayed for three months and more from the date following the due date. Loans classified as loans to borrowers in bankruptcy and delinquent receivables are excluded.

(4)	The amount of restructured loans is 6,380 million yen. Restructured loans are loans on which concessions (e.g. reduction of the stated interest rate, deferral of interest payment, extension of the maturity date, forgiveness of debt) are granted to borrowers in financial difficulties to assist them in their corporate restructuring or financial recovery, improving their ability to repay creditors. Restructured loans do not include loans classified as loans to borrowers in bankruptcy, past due loans or loans past due for three months or more.

4.	The value of security pledged assets totals 360,724 million yen in securities and 1,053 million yen in savings deposits. Collateralized debt obligations are held to the value of 4,248 million yen in outstanding claims, 25,671 million yen in underwriting reserve, and 140 million yen in other debts.

5.	Securities received from bond lending transactions are 85,112 million yen at market value.

6.	Gains or losses on hedge instruments are calculated in net value terms and included in other liabilities. The amount of deferred gross gains and losses on future hedge before calculating in net value terms totals 158,218 million yen and 81,179 million yen, respectively.

7.	Marketable securities include securities lent under loan agreements of 464,434 million yen.

8.	The outstanding balance of committed loans unexecuted is as follows.

	(Yen in millions	)

Total loan commitments	90,094
Balance of committed loans executed	5,834

Loan commitments unexecuted	84,259

9.	The total number of outstanding shares of the Company is 1,727,048 shares of common stock.

10.	The total number of treasury stock held by consolidated companies is 7,149 shares of common stock.

11.	Other assets include deferred assets as prescribed in Article 113 of the Insurance Business Law in the amount of 587 million yen.

12.	Tokio Marine & Nichido guarantees the liabilities of its subsidiaries in the total amount of 7,533 million yen. The balance of guarantees relating to such companies as of March 31, 2005 was as follows:

	(Yen in millions	)

Tokio Marine Global Limited:	75
TNUS Insurance Company:	7,458

Total	7,533

13.	All amounts are truncated.

Notes for consolidated statement of income

1.	Major components of business expenses

	(Yen in millions	)

Agency commissions, etc.	320,774
Salaries	140,961

Business expenses consist of loss adjustment expenses, underwriting and general administrative expenses, and agency commissions and brokerage, as shown in the accompanying consolidated statement of income.

2.	Net income per share of common stock for the fiscal year ended March 31, 2005 amounted to 38,618.19 yen based on the following figures.

Net income for the year: 67,604 million yen
Net income for the year related to shares of common stock: 67,604 million yen
Average number of shares outstanding for the year ended March 31, 2005: 1,750,589

3.	All amounts are truncated.

Subsequent Events

For the details of material events subsequent to the close of the reporting period, please refer to Section 13. “Events that have occurred subsequent to the balance sheet date” of the Company’s Business Report.

Copy of Independent Auditor’s Audit Report on Consolidated Financial Statements

Independent Auditors’ Report

(English Translation)

May 24, 2005

To the Board of Directors

Millea Holdings, Inc.

ChuoAoyama PricewaterhouseCoopers

Taigi Ito, CPA
Designated Partner and Engagement Partner
Akira Yamate, CPA
Designated Partner and Engagement Partner
Susumu Arakawa, CPA
Designated Partner and Engagement Partner

We have audited, pursuant to Article 19-2, paragraph 3 of the “Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki-Kaisha” of Japan, the consolidated financial statements, which consist of the consolidated balance sheet and consolidated profit and loss statement, of Millea Holdings, Inc. (hereinafter referred to as the “Company”) for the 2004 fiscal year from April 1, 2004 to March 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. Our audit included auditing procedures applied to subsidiaries of the Company as were considered necessary.

As a result of our audit, it is our opinion that the consolidated financial statements present fairly the financial position and results of operation of the Company and its consolidated subsidiaries in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation.

The subsequent events stated in the consolidated financial statements will have material influence on the state of property and profit and loss of the Company and its consolidated subsidiaries in the subsequent fiscal year(s).

We have no interest in or relationship with the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountant Law of Japan.

We provide the Company with such services, on a regular basis, that are permitted to be performed concurrently with our audit, in accordance with Article 2, paragraph 2 of the Certified Public Accountant Law.

Copy of Corporate Auditors’ Audit Report on Consolidated Financial Statements

Audit Report on Consolidated Financial Statements

Having received and examined reports from each Corporate Auditor on the methodologies as well as the results of the audit with respect to the consolidated financial statements (consolidated balance sheet and consolidated statement of income) during the fiscal year from April 1, 2004 to March 31, 2005, and based on the consultations among our members, we, the undersigned Board of Corporate Auditors, report as follows:

1. Summary of the Method of Audit by Corporate Auditors

Pursuant to the auditing policies and the auditing plans determined by the Board of Corporate Auditors, each Corporate Auditor received reports and explanations on the consolidated financial statements from directors and independent auditors. In addition, each Corporate Auditor received reports from the subsidiaries of the Company to investigate their business activities and financial position whenever necessary.

2. Results of Audit

We found the methodologies and the results of the audit conducted by the independent auditors, ChuoAoyama PricewaterhouseCoopers, to be appropriate.

May 26, 2005

The Board of Corporate Auditors
Millea Holdings, Inc.

Takehisa Kikuchi, Standing Corporate Auditor
Yukiteru Noji, Standing Corporate Auditor
Iwao Hanaoka, Corporate Auditor
Shigemitsu Miki, Corporate Auditor
Kuniko Inoguchi, Corporate Auditor

Note: Messrs. Iwao Hanaoka, Shigemitsu Miki and Dr. Kuniko Inoguchi are Corporate Auditors prescribed by Article 18, paragraph 1 of the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki-Kaisha.

(Japanese GAAP)

Non-Consolidated Balance Sheet

As of March 31, 2005

	(Yen in millions	)

Assets
Current assets	94,193
Cash, deposits and savings	72,386
Prepaid expenses	0
Deferred tax assets	183
Receivables	21,607
Others	15

Non-current assets	2,223,293
Tangible fixed assets	234
Building	187
Motor vehicles and transport equipment	2
Office equipment	43

Intangible fixed assets	0
Telephone right	0

Investments and other assets	2,223,058
Investments in subsidiaries	2,223,038
Long-term prepaid expenses	0
Deferred tax assets	19

Total assets	2,317,486

Liabilities
Current liabilities	725
Accounts payable	114
Accrued expenses	14
Accrued income taxes	471
Accrued business office tax	4
Accrued consumption taxes	2
Deposits received	6
Reserve for bonus	111

Total Liabilities	725

Stockholders’ equity
Common stock	150,000
Capital surplus	1,831,652
Additional paid-in capital	1,511,485
Others	320,166
Earnings due to a decrease in common stock and additional paid-in capital	320,157
Margin of selling its own shares	9

Retained earnings	345,869
Voluntary reserve	214,994
General reserve	214,994
Unappropriated retained earnings	130,875
Treasury stock	(-)10,760

Total stockholders’ equity	2,316,761

Total liabilities and stockholders’ equity	2,317,486

(Japanese GAAP)

Non-Consolidated Statement of Income

For the fiscal year ended March 31, 2005

(From April 1, 2004 to March 31, 2005)

	(Yen in millions	)

Ordinary Income and Expenses
Operating income and expenses
Operating income	113,490
Dividends from subsidiaries	110,490
Management fees from subsidiaries	3,000

Operating expenses	2,209
Underwriting and general administrative expenses	2,209

Operating profit	111,281

Non-operating income and expenses
Non-operating income	38
Interest earned	18
Commission earned	15
Other non-operating income	4

Non-operating expenses	49
Transaction fee for repurchase of shares	49
Other non-operating expenses	0

Ordinary profit	111,270

Extraordinary Income and Expenses
Extraordinary Expenses	0
Loss on sale of fixed assets	0

Income before income taxes	111,269
Income taxes - current	759
Income taxes - deferred	(-)76
Net income for the year	110,585
Retained earnings carried forward to the next fiscal year	20,289
Unappropriated retained earnings at year end	130,875

Significant accounting policies

1.	Valuation of securities

Investments in subsidiaries are stated at cost determined by the moving-average method.

2.	Depreciation for fixed assets

Depreciation of tangible fixed assets other than buildings (excluding auxiliary facilities attached to buildings) is computed using the declining-balance method principally over the following useful lives.

Equipment and furniture	3 to 15 years
Buildings	8 to 18 years

3.	Reserve

In order to prepare for employees’ bonus payments, Millea Holdings accrues a reserve for employees’ bonuses based on the estimated amount of payments attributable to the fiscal year ended March 31, 2005.

4.	Lease transactions

Finance lease transactions other than those deemed to transfer the ownership of the leased property to the lessee are accounted for by a method similar to that applicable to ordinary lease transactions.

5.	Consumption taxes

Consumption taxes and local consumption taxes are accounted for by the tax-segregated method.

Notes to non-consolidated balance sheet

1.	The total amount of debts payable by the Company to its subsidiaries was 4 million yen.

2.	Accumulated depreciation of tangible fixed assets amounted to 152 million yen.

3.	Other than properties and equipment recognized in the balance sheet, principal assets used under lease contracts are computers.

4.	In the fiscal year ended March 31, 2005, treasury stocks were redeemed with other capital surplus (earnings due to a decrease in common stock and additional paid-in capital)

Number of treasury stocks redeemed: 130,000
Total amount of acquisition cost: 179,842 million yen

5.	All amounts are truncated.

Notes to non-consolidated statement of income

1.	Transactions with subsidiaries:

Operating income: 113,490 million yen
Operating expenses: 315 million yen
Transactions other than operating transactions: 20,339 million yen

2.	Net income per share of common stock for the fiscal year ended March 31, 2005 amounted to 63,170.59 yen based on the following figures.

Net income for the year: 110,585 million yen
Net income for the year related to shares of common stock: 110,585 million yen
Average number of shares outstanding for the year ended March 31, 2005: 1,750,589

3.	All amounts are truncated.

Copy of Independent Auditor’s Audit Report

Independent Auditors’ Report

(English Translation)

May 24, 2005

To the Board of Directors

Millea Holdings, Inc.

ChuoAoyama PricewaterhouseCoopers

Taigi Ito, CPA
Designated Partner and Engagement Partner
Akira Yamate, CPA
Designated Partner and Engagement Partner
Susumu Arakawa, CPA
Designated Partner and Engagement Partner

We have audited, pursuant to Article 2, paragraph 1 of the “Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki-Kaisha” of Japan, the financial statements, which consist of the balance sheet, profit and loss statement, business report (limited to the accounting figures included therein) and proposal for appropriation, and supplementary schedules (limited to the accounting figures included therein) of Millea Holdings, Inc. (hereinafter referred to as the “Company”) for the 2004 fiscal year from April 1, 2004 to March 31, 2005. The portion of the business report and supplementary schedules subject to our audit are those derived from the accounting books and records of the Company. These financial statements and supplementary schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and supplementary schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the financial statements and supplementary schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and supplementary schedules. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement and supplementary schedule presentation. We believe that our audit provides a reasonable basis for our opinion. Our audit included auditing procedures applied to subsidiaries of the Company as were considered necessary.

As a result of our audit, it is our opinion that:

(1)	The balance sheet and profit and loss statement present fairly the financial position and results of operation of the Company in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation.

(2)	The business report of the Company (limited to the accounting figures included therein) presents fairly the Company’s affairs in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation.

(3)	The proposal for appropriation is presented in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation.

(4)	There is nothing in respect of the supplementary schedules (limited to the accounting figures included therein) that is required to be mentioned by the provisions of the Commercial Code of Japan.

The subsequent events stated in the business report will have material influence on the state of property and profit and loss of the Company in the subsequent fiscal year(s).

We have no interest in or relationship with the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountant Law of Japan.

We provide the Company with such services, on a regular basis, that are permitted to be performed concurrently with our audit, in accordance with Article 2, paragraph 2 of the Certified Public Accountant Law.

Copy of Corporate Auditors’ Audit Report

Audit Report

Having received and examined reports from each Corporate Auditor on the methodologies as well as the results of the audit with respect to the performance by directors of their duties during the fiscal year from April 1, 2004 to March 31, 2005, and based on the consultations among our members, we, the undersigned Board of Corporate Auditors, report as follows:

1. Summary of the Method of Audit by Corporate Auditors

Pursuant to the auditing policies and the auditing plans determined by the Board of Corporate Auditors, each Corporate Auditor attended meetings of the Board of Directors and other important meetings, interviewed directors and employees with respect to the performance of their duties, inspected important decision-making documents and made investigation of the business activities and financial position of the Company. In addition, each Corporate Auditor received reports from the subsidiaries of the Company to investigate their business activities and financial position whenever necessary. We also received reports and explanations from independent auditors, and we examined the financial statements as well as the supplementary schedules thereto.

In addition to the method of audit mentioned above, we conducted a thorough investigation of the particulars of the relevant transactions, as we deemed necessary, by receiving reports from relevant directors and employees with respect to competing transactions by directors, transactions involving confliction interests between directors and the Company, any gratuitous grant of proprietary profit by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders, and acquisition and disposition by the Company of its own stock.

2. Results of Audit

(1)	We found the methodologies and the results of the audit conducted by the independent auditors, ChuoAoyama PricewaterhouseCoopers, to be appropriate.

(2)	We found the business report to present fairly the state of the Company in accordance with applicable laws and regulations and the Articles of Incorporation of the Company.

(3)	We have nothing special to point out regarding the proposed appropriation of profit in light of the financial position of the Company and of other circumstances.

(4)	We found the supplementary schedules to the financial statements to present fairly the matters to be included therein and we have nothing special to point out.

(5)	In connection with the performance by directors of their duties, including those relating to subsidiaries of the Company, we found no dishonest act or violation of applicable laws and regulations or the Articles of Incorporation of the Company.

We found that there was no breach of duties on the part of the directors with respect to competing transactions by directors, transactions involving conflict of interests between directors and the Company, any gratuitous grant of proprietary profit by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders as well as acquisition and disposition by the Company of its own stock.

May 26, 2005

The Board of Corporate Auditors
Millea Holdings, Inc.

Takehisa Kikuchi, Standing Corporate Auditor
Yukiteru Noji, Standing Corporate Auditor
Iwao Hanaoka, Corporate Auditor
Shigemitsu Miki, Corporate Auditor
Kuniko Inoguchi, Corporate Auditor

Note:	Messrs. Iwao Hanaoka, Shigemitsu Miki and Dr. Kuniko Inoguchi are Outside Corporate Auditors prescribed by Article 18, paragraph 1 of the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki-Kaisha.

Proposed Appropriation of Profit for the Fiscal Year Ended March 31, 2005

(Yen)
Unappropriated retained earnings:	130,875,219,624

Appropriation of retained earnings:	108,918,890,210
Dividends (11,000 yen per share)	18,918,890,210
Voluntary reserve	90,000,000,000
(General reserve	90,000,000,000)

Retained earnings carried forward to the next fiscal year:	21,956,329,414

Reference Materials for the Exercise of Voting Rights

I. Total number of voting rights held by shareholders:

1,705,975

II. Proposals to be acted upon and matters for reference:

Item 1. Appropriation of profit for the fiscal year ended March 31, 2005 (from April 1, 2004 to March 31, 2005).

The particulars of this resolution are set forth on page 39.

With respect to the appropriation of profit, the management seeks to pay stable dividends on the common stock, taking into consideration the business results and expected future environment of the Company, subject to having retained earnings and to providing sufficient capital to meet its business needs.

The management proposes the payment of cash dividends for the fiscal year ended March 31, 2005 in the amount of 11,000 yen per share, the same amount paid in the previous fiscal year. It is also proposed that 90 billion yen be set aside as special reserve.

Item 2. Amendments to the Articles of Incorporation.

Reasons for the amendments:

(1) It is proposed that an amendment be made to Article 5 in connection with the redemption of 130,000 shares of the Company’s own shares, consisting of 70,000 shares redeemed on July 9, 2004 and 60,000 shares redeemed on March 14, 2005.

(2) It is proposed that an amendment be made to each of Articles 18 and 27, which set out the retirement allowances payable to retiring directors and retiring corporate auditors, respectively, in connection with the termination of the retirement allowance plans.

Current article:

(Total number of shares to be issued)

Article 5.

The total number of the shares authorized to be issued by the Company shall be 7,000,000. However, in the case of any redemption of shares, the total number of shares authorized to be issued shall be decreased by a number of shares equal to the number being redeemed.

Proposed amendment:

(Total number of shares to be issued)

Article 5.

The total number of the shares authorized to be issued by the Company shall be 6,870,000. However, in the case of any redemption of shares, the total number of shares authorized to be issued shall be decreased by a number of shares equal to the number being redeemed.

Current article:

(Remuneration)

Article 18.

Remuneration and retiring allowances for the Directors shall be determined at a general meeting of shareholders.

Proposed amendment:

(Remuneration)

Article 18.

Remuneration for the Directors shall be determined at a general meeting of shareholders.

Current article:

(Remuneration)

Article 27.

Remuneration and retiring allowances for the Corporate Auditors shall be determined at a general meeting of shareholders.

Proposed amendment:

(Remuneration)

Article 27.

Remuneration for the Corporate Auditors shall be determined at a general meeting of shareholders.

Item 3. Election of 11 directors.

Mr. Tomio Higuchi, director, resigned on March 31, 2005. The term of office of the remaining 12 directors will expire at the close of this Meeting. Accordingly, the election of the following 11 directors is proposed.

The candidates for directors are as follows:

	Name (Date of birth)	Brief personal history and representation of other companies			Number of Company’s shares held
(a)	Kunio Ishihara	April	1966	Joined Tokio Marine	61.84 shares
	(October 17, 1943)	June	1995	Director and General Manager of Hokkaido Regional Headquarters of Tokio Marine
		June	1998	Managing Director and General Manager of Hokkaido Regional Headquarters of Tokio Marine
		July	1998	Managing Director and General Manager of Hokkaido Division of Tokio Marine
		June	1999	Managing Director of Tokio Marine
		June	2000	Senior Managing Director of Tokio Marine
		June	2001	President of Tokio Marine
		April	2002	President of Millea Holdings (to present)
		Oct.	2004	President of Tokio Marine & Nichido (to present)
		(Representation of other companies)
		President of Tokio Marine & Nichido

(b)	Yasuo Yaoita	May	1970	Joined Tokio Marine	36.47 shares
	(November 13, 1947)	June	2000	Director and General Manager of Corporate Planning Dept. of Tokio Marine
		Oct.	2001	Director and General Manager, Corporate Planning Dept. of Tokio Marine
		April	2002	Retired Director of Tokio Marine
		April	2002	Managing Director and General Manager of Corporate Planning Dept. of Millea Holdings
		April	2003	Managing Director and General Manager of Merger Planning Dept. of Millea Holdings
		Oct.	2004	Managing Director of Millea Holdings (to present)

(c)	Tomohiro Kotani	April	1969	Joined Nichido Fire	13.21 shares
	(August 28, 1944)	June	2001	Director and General Manager of Corporate Planning Office of Nichido Fire
		Oct.	2001	Director and General Manager of Preparation of Integration Office of Nichido Fire
		April	2002	Director of Nichido Fire
		June	2003	Managing Director of Nichido Fire
		June	2004	Retired Managing Director of Nichido Fire
		June	2004	Managing Director of Millea Holdings (to present)

	Name (Date of birth)	Brief personal history and representation of other companies			Number of Company’s shares held
(d)	Minoru Makihara	March	1956	Joined Mitsubishi Corporation	24.00 shares
	(January 12, 1930)	June	1986	Director of Mitsubishi Corporation
		June	1988	Managing Director of Mitsubishi Corporation
		June	1990	Senior Managing Director of Mitsubishi Corporation
		June	1992	President of Mitsubishi Corporation
		June	1993	Director of Tokio Marine
		April	1998	Chairman of the Board of Directors of Mitsubishi Corporation
		April	2002	Retired Director of Tokio Marine
		April	2002	Director of Millea Holdings (to present)
		April	2004	Director and Senior Corporate Advisor of Mitsubishi Corporation
		June	2004	Senior Corporate Advisor of Mitsubishi Corporation (to present)

(e)	Masamitsu Sakurai	April	1966	Joined Ricoh Company, Ltd.	None
	(January 8, 1942)	June	1992	Director of Ricoh Company, Ltd.
		June	1994	Managing Director of Ricoh Company, Ltd.
		March	1995	Managing Director and General Manager, Research & Development Group of Ricoh Company, Ltd.
		Jan.	1996	Managing Director and General Manager, Business Development Center of Ricoh Company, Ltd.
		April	1996	President of Ricoh Company, Ltd. (to present)
		April	2002	Director of Millea Holdings (to present)
		(Representation of other companies)
		President of Ricoh Company, Ltd.
		Chairman and Representative Director of Coca-Cola West Japan Company, Limited

(f)	Haruo Shimada	April	1967	Research Assistant, Faculty of Economics, Keio University	None
	(February 21, 1943)	April	1975	Associate Professor, Faculty of Economics, Keio University
		April	1982	Professor, Faculty of Economics, Keio University (to present)
		April	2002	Director of Millea Holdings (to present)

	Name (Date of birth)	Brief personal history and representation of other companies			Number of Company’s shares held
(g)	Toshiro Yagi	April	1971	Joined Tokio Marine	23.61 shares
	(November 1, 1947)	June	2001	Director and General Manager of Chemical Industry Production Dept., Tokyo Corporate Business Division I of Tokio Marine
		Oct.	2001	Director and General Manager of Corporate Planning Dept. of Tokio Marine
		June	2002	Director(*) and General Manager of Corporate Planning Dept. of Tokio Marine
		June	2003	Managing Director of Tokio Marine
		June	2003	Director of Millea Holdings (to present)
		Oct.	2004	Managing Director of Tokio Marine & Nichido (to present) * Non-member of the board

(h)	Sukeaki Ohta	April	1965	Joined Tokio Marine	40.92 shares
	(February 27, 1943)	June	1993	Director and General Manager of Marketing & Planning Dept. of Tokio Marine
		June	1995	Managing Director and General Manager of Corporate Marketing & Planning Dept. and Tokyo Regional Headquarters Dept. of Tokio Marine
		June	1997	Managing Director of Tokio Marine
		June	1998	Senior Managing Director of Tokio Marine
		July	1998	Senior Managing Director and General Manager of Tokyo Corporate Business Division II of Tokio Marine
		June	2000	Retired Senior Managing Director of Tokio Marine
		June	2000	President of Tokio Marine Life
		Oct.	2003	President of Tokio Marine & Nichido Life (to present)
		June	2004	Director of Millea Holdings (to present)
		(Representation of other companies)
		President of Tokio Marine & Nichido Life

	Name (Date of birth)	Brief personal history and representation of other companies			Number of Company’s shares held
(i)	Tomochika Iwashita	July	1969	Joined Tokio Marine	29.23 shares
	(November 14, 1946)	June	1998	Director and General Manager of Automobile Industry Production II Dept. of Tokio Marine
		July	1998	Director and General Manager of Automobile Industry Production II Dept., Tokyo Automobile Division of Tokio Marine
		June	1999	Director and General Manager of Corporate Planning Dept. of Tokio Marine
		April	2000	Managing Director and General Manager of Corporate Planning Dept. of Tokio Marine
		June	2000	Managing Director of Tokio Marine
		Sep.	2000	Director of Tokio Marine
		Dec.	2000	Retired Director of Tokio Marine
		June	2002	Managing Director of Tokio Marine
		July	2002	Managing Director and General Manager of Public & Institutional Business Division of Tokio Marine
		June	2003	Senior Managing Director and General Manager of Public & Institutional Business Division of Tokio Marine
		Oct.	2004	Senior Managing Director of Tokio Marine & Nichido (to present)
		(Representation of other companies)
		Senior Managing Director of Tokio Marine & Nichido

(j)	Morio Ishii	May	1970	Joined Tokio Marine	29.76 shares
	(March 7, 1947)	June	1999	Director and General Manager of U.S. Branch, Overseas Division of Tokio Marine
		June	2001	Managing Director and General Manager of Kinki Division I of Tokio Marine
		June	2002	Managing Director(*) and General Manager of Kinki Division I of Tokio Marine
		July	2003	Managing Director(*) and Kansai Corporate Business Division of Tokio Marine
		June	2004	Managing Director and General Manager of Overseas Division of Tokio Marine
		Oct.	2004	Managing Director of Tokio Marine & Nichido (to present) * Non-member of the board

	Name (Date of birth)	Brief personal history and representation of other companies			Number of Company’s shares held
(k)	Hiroshi Amemiya	April	1973	Joined Tokio Marine	22.61 shares
	(October 2, 1950)	June	2002	Director(*) and General Manager of Nagoya Production Dept. III, Tokai Division of Tokio Marine
		June	2003	Director(*) and General Manager of Corporate Planning Dept. of Tokio Marine
		Oct.	2004	Director(*) and General Manager of Corporate Planning Dept. of Tokio Marine & Nichido (to present) * Non-member of the board

(Note)	Messrs. Minoru Makihara, Masamitsu Sakurai and Dr. Haruo Shimada qualify as outside directors as prescribed by Article 188, paragraph 2, item 7-2 of the Commercial Code.

Item 4. Election of 2 corporate auditors.

Messrs. Takehisa Kikuchi and Yukiteru Noji, who tendered resignation, will retire from their office at the close of this Meeting. We propose the election of the following 2 corporate auditors.

The submission of this item has been approved by the Board of Corporate Auditors.

The candidates for corporate auditors are as follows:

	Name (Date of birth)	Brief personal history and representation of other companies			Number of Company’s shares held
(a)	Shoji Ueno	April	1967	Joined Tokio Marine	36.02 shares
	(February 5, 1944)	June	1993	Director and General Manager of Personnel & Organization Planning Dept. of Tokio Marine
		June	1995	Director and General Manager of Personnel Planning Dept. of Tokio Marine
		June	1995	Director and General Manager of Non-Marine Underwriting Dept. of Tokio Marine
		June	1996	Managing Director of Tokio Marine
		July	1998	Managing Director and General Manager of Tokyo Automobile Industry Division of Tokio Marine
		June	1999	Senior Managing Director and General Manager of Tokyo Automobile Industry Division of Tokio Marine
		Sept.	2000	Senior Managing Director of Tokio Marine
		June	2001	Executive Vice President of Tokio Marine
		April	2002	Director of Millea Holdings (to present)
		June	2004	Executive Vice President and General Manager of Chubu/Hokuriku Division of Tokio Marine
		Oct.	2004	Executive Vice President of Tokio Marine & Nichido (to present)
		(Representation of other companies)
		Executive Vice President of Tokio Marine & Nichido
		President of The Tokio Marine Research Institute

	Name (Date of birth)	Brief personal history and representation of other companies			Number of Company’s shares held
(b)	Tetsuo Kamioka	April	1967	Joined Nichido Fire	13.12 shares
	(September 3, 1948)	June	2000	Director and General Manager of Marketing & Sales Promotion Dept. of Nichido Fire
		April	2001	Director and General Manager of Agency Dept. of Nichido Fire
		April	2002	Director and General Manager of Tokyo Production Dept. and General Manager of Tokyo Production Dept.(Tokyo Chuo Branch) of Nichido
		June	2002	Managing Director(*) and General Manager of Tokyo Production Dept. and General Manager of Tokyo Production Dept.(Tokyo Chuo Branch) of Nichido Fire
		March	2003	Retired Managing Director(*) of Nichido Fire
		April	2003	President of Nichido Life
		Oct.	2003	Senior Managing Director of Tokio Marine & Nichido Life (to present) * Non-member of the board
		(Representation of other companies)
		Senior Managing Director of Tokio Marine & Nichido Life

Item 5. Grant of retirement allowances to retiring directors and retiring corporate auditors and grant of payments relating to the termination of the retirement allowance plans for directors and corporate auditors.

Mr. Tomio Higuchi retired from the position of director as of March 31, 2005. At the close of this Meeting, Messrs. Katsuo Handa, Shoji Ueno, Yasuo Tago and Yoichiro Iwama, directors, and Messrs. Takehisa Kikuchi and Yukietsu Noji, corporate auditors, will retire from their respective offices. The management hereby proposes to grant retirement allowances to the above persons, in amounts to be calculated in accordance with the Company’s prescribed standards, for their contributions to the Company during their tenure. The management proposes that the Board of Directors be authorized to determine the amount, time and method of payment of the allowances for the retiring directors and that corporate auditors be authorized to determine the same for the retiring corporate auditors by consultation among themselves.

In connection with the termination of the retirement allowance plans, the management hereby proposes to grant retirement allowances to the directors being reappointed, assuming the shareholders approve Item 3 in its original form, and the corporate auditors continuing their term of office after the Meeting, in amounts to be calculated in accordance with the Company’s prescribed standards and in proportion to the length of time in office up to the Meeting. The management proposes that the allowances be made at the time of their retirement, and the Board of Directors be authorized to determine the amount and method of payment of the allowances for the retiring directors and that corporate auditors be authorized to determine the same for the retiring corporate auditors by consultation among themselves.

Brief personal histories of the retiring directors and the retiring corporate auditors are as follows:

Name	Brief personal history
Tomio Higuchi	April	1965	Joined Nichido Fire
	June	2001	President of Nichido Fire
	April	2002	Chairman of the Board of Millea Holdings
	Oct.	2004	Chairman of the Board of Tokio Marine & Nichido
	March	2005	Retired Chairman of the Board of Millea Holdings
	March	2005	Retired Chairman of the Board of Tokio Marine & Nichido

Katsuo Handa	April	1968	Joined Tokio Marine
	June	2001	Senior Managing Director of Tokio Marine
	June	2003	Retired Senior Managing Director of Tokio Marine
	June	2003	Executive Vice President of Millea Holdings (to present)

Shoji Ueno	April	1967	Joined Tokio Marine
	June	2001	Executive Vice President of Tokio Marine
	April	2002	Director of Millea Holdings (to present)
	Oct.	2004	Executive Vice President of Tokio Marine & Nichido (to present)

Yasuo Tago	April	1966	Joined Nichido Fire
	June	1998	Managing Director of Nichido Fire
	April	2002	Director of Millea Holdings (to present)
	June	2002	Senior Managing Director of Nichido Fire
	June	2003	Executive Vice President of Nichido Fire
	Oct.	2004	Executive Vice President of Tokio Marine & Nichido (to present)

Yoichiro Iwama	April	1967	Joined Tokio Marine
	June	1998	Managing Director of Tokio Marine
	June	2004	Director of Millea Holdings (to present)
	Oct.	2004	Managing Director of Tokio Marine & Nichido
	April	2005	Senior Managing Director of Tokio Marine & Nichido (to present)

Takehisa Kikuchi	April	1964	Joined Tokio Marine
	June	1998	Senior Managing Director of Tokio Marine
	June	2001	Retired Senior Managing Director of Tokio Marine
	April	2002	Standing Corporate Auditor of Millea Holdings (to present)

Yukiteru Noji	April	1965	Joined Nichido Fire
	June	1998	Managing Director of Nichido Fire
	June	2003	Retired Managing Director of Nichido Fire
	June	2003	Senior Managing Director of Millea Holdings
	June	2004	Retired Senior Managing Director of Millea Holdings
	June	2004	Standing Corporate Auditor of Millea Holdings (to present)

Brief personal histories of the directors and corporate auditors, who would be granted retirement allowances in connection with the termination of the retirement allowance plans, are as follows.

Name	Brief personal history
Kunio Ishihara	April	1966	Joined Tokio Marine
	June	2001	President of Tokio Marine
	April	2002	President of Millea Holdings (to present)
	Oct.	2004	President of Tokio Marine & Nichido (to present)

Name	Brief personal history
Yasuo Yaoita	May	1970	Joined Tokio Marine
	June	2000	Director of Tokio Marine
	April	2002	Retired Director of Tokio Marine
	April	2002	Managing Director and General Manager of Corporate Planning Dept. of Millea Holdings
	April	2003	Managing Director and General Manager of Merger Planning Dept. of Millea Holdings
	Oct.	2004	Managing Director of Millea Holdings (to present)

Tomohiro Kotani	April	1969	Joined Nichido Fire
	June	2003	Managing Director of Nichido Fire
	June	2004	Retired Managing Director of Nichido Fire
	June	2004	Managing Director of Millea Holdings (to present)

Minoru Makihara	June	1992	President of Mitsubishi Corporation
	April	1998	Chairman of the Board of Directors of Mitsubishi Corporation
	April	2002	Director of Millea Holdings (to present)
	April	2004	Director and Senior Corporate Advisor of Mitsubishi Corporation
	June	2004	Senior Corporate Advisor of Mitsubishi Corporation (to present)

Masamitsu Sakurai	April	1996	President of Ricoh Company, Ltd. (to present)
	April	2002	Director of Millea Holdings (to present)

Haruo Shimada	April	1982	Professor, Faculty of Economics, Keio University (to present)
	April	2002	Director of Millea Holdings (to present)

Toshiro Yagi	April	1971	Joined Tokio Marine
	June	2003	Managing Director of Tokio Marine
	June	2003	Director of Millea Holdings (to present)
	Oct.	2004	Managing Director of Tokio Marine & Nichido (to present)

Sukeaki Ohta	April	1965	Joined Tokio Marine
	June	1998	Senior Managing Director of Tokio Marine
	June	2000	Retired Senior Managing Director of Tokio Marine
	June	2000	President of The Tokio Marine Life Insurance
	Oct.	2003	President of Tokio Marine & Nichido Life (to present)
	June	2004	Director of Millea Holdings (to present)

Iwao Hanaoka	April	1959	Attorney-at-law (to present)
	April	1959	Joined Kaneko Law Office (currently Kaneko Iwamatsu Law Office)
	April	2002	Corporate Auditor of Millea Holdings (to present)

Shigemitsu Miki	June	2000	President of The Bank of Tokyo-Mitsubishi, Ltd.
	April	2001	President of Mitsubishi Tokyo Financial Group, Inc.
	April	2002	Corporate Auditor of Millea Holdings (to present)
	June	2004	Chairman of The Bank of Tokyo-Mitsubishi, Ltd. (to present)
	June	2004	Director of Mitsubishi Tokyo Financial Group, Inc. (to present)

Kuniko Inoguchi	April	1990	Professor, Faculty of Law, Sophia University
	April	2002	Leave of absence, Professor, Faculty of Law, Sophia University
	April	2002	Appointed Ambassador Extraordinary and Plenipotentiary to the Conference on Disarmament
	April	2004	Retired Ambassador Extraordinary and Plenipotentiary to the Conference on Disarmament
	April	2004	Professor, Faculty of Law, Sophia University (to present)
	June	2004	Corporate Auditor of Millea Holdings (to present)

Item 6. Issuance of stock acquisition rights pursuant to a stock option compensation plan.

Millea Holdings proposes to issue stock acquisition rights pursuant to a stock option scheme under a stock-linked compensation plan, to be established in accordance with Articles 280-20 and 280-21 of the Commercial Code, to its directors and corporate auditors and to the directors and corporate auditors of its wholly-owned subsidiaries, Tokio Marine & Nichido Fire Insurance Co., Ltd. and Tokio Marine & Nichido Life Insurance Co., Ltd. (collectively referred to in this Item 6. as the “Directors and Corporate Auditors”).

The purpose of the issuance of stock acquisition rights with especially favorable terms and the particulars of the issuance are as follows:

1. Purpose of the issuance of stock acquisition rights with especially favorable terms

Millea Holdings intends to strengthen the link between the compensation of the Directors and Corporate Auditors and Millea Holdings’ share price and business results by aligning the Directors’ and Corporate Auditors’ exposure to Millea Holdings’ share price with those of its shareholders. Millea Holdings intends to issue the stock acquisition rights to the Directors and Corporate Auditors without any monetary consideration payable by the Directors and Corporate Auditors. The exercise price of the stock acquisition rights shall be one (1) yen per share.

Millea Holdings, Tokio Marine & Nichido Fire Insurance Co., Ltd., and Tokio Marine & Nichido Life Insurance Co., Ltd. intend to terminate the existing retirement allowance plans covering the Directors and Corporate Auditors. Millea Holdings plans to issue similar stock acquisition rights each year to the Directors and Corporate Auditors holding office as of that time, subject to approval by a general meeting of Millea Holdings’ shareholders.

2. Particulars of the issuance of the stock acquisition rights

(1)	Class and number of shares to be issued upon exercise of the stock acquisition rights

A maximum of 320 shares of Millea Holdings’ common stock.

The maximum number of common shares to be issued upon exercise of the stock acquisition rights, in connection with any adjustments made pursuant to clause (2) below, is subject to the following adjustments:

The maximum number of common shares to be issued upon exercise of the stock acquisition rights shall be adjusted to the number calculated by multiplying the number of stock acquisition rights with the Adjusted Exercise Ratio (as defined below).

(2)	Total number of stock acquisition rights

A maximum of 320 stock acquisition rights.

The number of shares to be issued upon exercise of the stock acquisition rights shall be one (1) share (the “Exercise Ratio”) of Millea Holdings common stock.

However, if Millea Holdings (i) conducts a stock split or stock consolidation of its common shares after the date of the issuance of stock acquisition rights, the number of common shares to be issued upon exercise of such stock acquisition rights shall be adjusted to take into account the ratio of the stock split or the stock consolidation or (ii) merges, performs a corporate split, decreases its capital or takes other similar action, Millea Holdings shall adjust the number of shares to be issued upon exercise of such stock acquisition rights as deemed appropriate (each such ratio an “Adjusted Exercise Ratio”).

(3)	Issue price of stock acquisition rights

The stock acquisition rights shall be issued without receipt of monetary consideration by Millea Holdings.

(4)	Amount to be paid upon exercise of stock acquisition rights

The amount payable to Millea Holdings upon exercise of the stock acquisition rights shall be determined by multiplying one (1) yen, the per-share exercise price, by the number of common shares to be issued upon exercise of the stock acquisition rights.

(5)	Exercise period of stock acquisition rights

The exercise period of the stock acquisition rights shall be determined by the Board of Directors of Millea Holdings to begin not earlier than July 1, 2005 and end not later than June 30, 2035.

(6)	Additional conditions for the exercise of the stock acquisition rights

a.	Any Director or Corporate Auditor may exercise his/her stock acquisition rights that he/she holds only after he/she has retired from any position that he/she holds as a director or corporate auditor of any of Millea Holdings, Tokio Marine & Nichido Fire Insurance Co., Ltd. or Tokio Marine & Nichido Life Insurance Co., Ltd.

b.	A partial exercise of any single stock acquisition right shall not be allowed.

c.	Other additional conditions for the exercise of stock acquisition rights shall be determined by the Board of Directors of Millea Holdings.

(7)	Redemption of stock acquisition rights

Millea Holdings may, at any time, redeem stock acquisition rights acquired and held by Millea Holdings, without paying any compensation.

(8)	Restriction on the transfer of stock acquisition rights

Any transfer of the stock acquisition rights requires the approval of the Board of Directors of Millea Holdings.

Item 7. Change in the amount of compensation to directors.

It was resolved at the first ordinary general meeting of shareholders held on June 27, 2003 that compensation for directors of Millea Holdings, while holding such office, shall not exceed 15 million yen per month in the aggregate. It is proposed to change the amount so that it shall not exceed 25 million yen per month, taking into account the termination of the retirement allowance plans for directors and corporate auditors of Millea Holdings and other factors.

If Item 3 is approved as originally proposed, the number of directors will be eleven (11).

Item 8. Change in the amount of compensation to corporate auditors.

It was resolved at the first ordinary general meeting of shareholders held on June 27, 2003 that compensation for corporate auditors of Millea Holdings, while holding such office, shall not exceed 6 million yen per month in the aggregate. It is proposed to change the amount so that it shall not exceed 10 million yen per month, taking into account the termination of the retirement allowance plans for directors and corporate auditors of Millea Holdings and other factors.

If Item 4 is approved as originally proposed, the number of corporate auditors will be five (5).

<For reference>

Page
(a) English translation of non-consolidated financial statements of Tokio Marine & Nichido Fire Insurance Co., Ltd. under Japanese GAAP

Non-consolidated balance sheet	55
Non-consolidated statement of income	56

(b) English translation of non-consolidated financial statements of Tokio Marine & Nichido Life Insurance Co., Ltd. under Japanese GAAP

Non-consolidated balance sheet	57
Non-consolidated statement of income	58

(Japanese GAAP)

Non-Consolidated Balance Sheet

Tokio Marine & Nichido Fire Insurance Co., Ltd.

As of March 31, 2005

(Yen in millions)

Assets
Cash, deposit and savings:	153,205
Cash	1,325
Deposit and savings	151,879
Call loans	170,400
Monetary receivables bought	507,237
Money trusts	74,982
Securities:	6,830,866
Government bonds	2,174,566
Municipal bonds	120,492
Corporate bonds	511,223
Stocks	3,197,440
Foreign securities	659,632
Other securities	167,511
Loans:	574,331
Policy loans	21,440
Financial loans	552,890
Property and equipment:	315,984
Land	140,888
Buildings	154,747
Furniture and fixtures	20,310
Construction in progress	38
Other assets:	696,853
Premiums receivable	5,037
Home agents’ balances	96,434
Foreign agents’ balances	26,512
Amounts due from other home insurance companies for co-insurance	17,885
Amounts due from other home insurance companies for reinsurance	134,408
Amounts due from other foreign insurance companies for reinsurance	56,853
Amounts due from other insurance companies for agency business	13
Accounts receivable	52,767
Accrued income	10,734
Deposit receivable	15,998
Deposit with The Japan Earthquake Reinsurance Company	106,271
Suspense payments	48,546
Cash margin deposit for futures contracts	12,358
Margin for futures contracts	725
Financial derivative instruments	111,163
Sundry assets	1,140
Customers’ liabilities for acceptances and guarantees	839
Reserve for bad debts	(-)18,419

Total assets	9,306,281

Liabilities and stockholders’ equity
Underwriting funds:	5,675,928
Outstanding claims	745,005
Underwriting reserve	4,930,922
Bonds	135,000
Other liabilities:	768,535
Amounts due to other home insurance companies for co-insurance	8,583
Amounts due to other home insurance companies for reinsurance	102,695
Amounts due to other foreign insurance companies for reinsurance	48,065
Cash collateral for bond lending transactions	351,320
Loans payable	140
Accrued taxes	14,409
Deposit payable	24,288
Deferred income	691
Accounts payable	46,146
Suspense receipts	45,828
Financial derivative instruments	62,323
Deferred hedge gains	64,038
Sundry liabilities	4
Reserve for retirement benefits	187,803
Reserve for employees’ bonuses	16,866
Reserve for price fluctuation	81,775
Deferred tax liabilities	200,132
Acceptances and guarantees	839

Total liabilities	7,066,880

Stockholders’ equity
Common stock	101,994
Capital surplus	123,521
Additional paid-in capital	123,521
Retained earnings:	727,102
Surplus reserve	81,099
Voluntary reserve	523,078
Reserve for price fluctuation of foreign investments	0
Reserve for specific write-downs	20
Reserve for reduction of acquisition cost of fixed assets	15,397
Reserve for exhibits at the 2005 World Exposition	35
Special reserve	507,624
Unappropriated retained earnings	122,924
(Net income)	87,658
Net unrealized gains on securities	1,286,782

Total stockholders’ equity	2,239,400

Total liabilities and stockholders’ equity	9,306,281

(Japanese GAAP)

Non-Consolidated Statement of Income

Tokio Marine & Nichido Fire Insurance Co., Ltd.

For the fiscal year ended March 31, 2005

(Yen in millions)

Ordinary income and expenses
Ordinary income	2,176,860
Underwriting income	1,992,001
Net premiums written	1,690,060
Deposit premiums from policyholders	206,083
Investment income on deposit premiums from policyholders	61,067
Reversal of underwriting reserves	34,604
Foreign exchange gains	150
Other underwriting income	36
Investment income	171,659
Interest and dividends received	117,891
Profits on investment in money trusts	1,207
Profits on sale of securities	92,302
Profits on redemption of securities	509
Profits on derivatives	18,881
Other investment income	1,935
Transfer of investment income on deposit premiums from policyholders	(-)61,067
Other ordinary income	13,199

Ordinary expenses	2,028,479
Underwriting expenses	1,720,619
Net claims paid	1,014,488
Loss adjustment expenses	62,832
Agency commissions and brokerage	268,187
Maturity refunds to policyholders	312,115
Dividends to policyholders	43
Provision for outstanding claims	62,455
Other underwriting expenses	496
Investment expenses	20,530
Losses on investment in money trusts	370
Losses on investment in securities held for trading	67
Losses on sale of securities	8,881
Losses on revaluation of securities	6,383
Losses on redemption of securities	2,931
Foreign exchange losses	962
Other investment expenses	932
Underwriting and general administrative expenses	284,404
Other ordinary expenses	2,925
Interest paid	1,890
Losses from bad debts	31
Other ordinary expenses	1,003

Ordinary profit	148,380

Extraordinary gains and losses
Extraordinary gains	15,580
Profit on sale of other properties	15,580
Extraordinary losses	40,906
Losses on sale of other properties	4,888
Provision for reserve for price fluctuation	15,826
Other extraordinary loss	20,192

Income before income taxes	123,053
Income taxes – current	40,011
Income taxes – deferred	(-)4,616
Net income	87,658

Unappropriated retained earnings brought forward from the previous year	55,272
Dividends paid for the interim period	20,006
Unappropriated retained earnings at year end	122,924

(Japanese GAAP)

Non-Consolidated Balance Sheet

Tokio Marine & Nichido Life Insurance Co., Ltd.

As of March 31, 2005

(Yen in millions)

Assets
Cash, deposit and savings:	33,692
Cash	0
Deposit and savings	33,692
Deposit for bond lending transactions	80,653
Securities:	1,645,883
Government bonds	1,465,989
Corporate bonds	13,170
Stocks	1,476
Foreign securities	165,246
Loans:	24,764
Policy loans	24,764
Property and equipment:	700
Buildings	251
Furniture and fixtures	448
Home agents’ balances	141
Amounts due from other insurance companies for reinsurance	335
Other assets:	25,279
Accounts receivable	18,121
Prepaid expenses	96
Accrued income	6,094
Deposit receivable	693
Financial derivative instruments	86
Suspense payments	158
Sundry assets	28
Deferred tax assets	26,175
Reserve for bad debts	(-)57

Total assets	1,837,569

Liabilities and stockholders’ equity
Policy reserves:	1,568,251
Outstanding claims	8,487
Policy reserve	1,504,979
Reserve for policyholder dividends	54,783
Due to agents	3,763
Due to reinsurers	338
Other liabilities:	229,010
Cash collateral for bond lending transactions	98,061
Loans payable	90,000
Accrued taxes	1,902
Accounts payable	185
Accrued expenses	7,342
Deferred income	1
Deposit payable	70
Guarantee deposits	10
Financial derivative instruments	16,622
Deferred hedge gains	13,000
Suspense receipts	1,812
Reserve for retirement benefits	766
Reserve for price fluctuation	1,054
Total liabilities	1,803,184

Stockholders’ equity
Common stock	30,000
Capital surplus	10,000
Additional paid-in capital	10,000
Retained earnings:	(-)4,472
Undisposed loss	4,472
(Net income)	0
Net unrealized losses on securities	(-)1,142

Total stockholders’ equity	34,384

Total liabilities and stockholders’ equity	1,837,569

(Japanese GAAP)

Non-Consolidated Statement of Income

Tokio Marine & Nichido Life Insurance Co., Ltd.

For the fiscal year ended March 31, 2005

	(Yen in millions	)

Ordinary income and expenses
Ordinary income	483,237
Underwriting income	441,067
Insurance premiums	440,355
Ceded reinsurance commissions	711
Investment income	40,893
Interest and dividends received	27,531
Interest income from deposits	2
Interest income and dividends from securities	26,825
Interest income from loans	605
Other interest and dividends	97
Profits on sale of securities	1,911
Profits on derivatives	10,229
Foreign exchange gains	1,023
Other investment income	197
Other ordinary income	1,277
Income related to withheld insurance claims and other payments for future annuity payments	24
Income due to withheld insurance payments	1,047
Other ordinary income	204

Ordinary expenses	472,890
Insurance claims and other payments	84,035
Insurance claims	19,865
Annuity payments	519
Insurance benefits	11,675
Surrender payments	49,974
Other payments	1,020
Reinsurance premiums	980
Provision for reserves	320,756
Provision for outstanding claims	1,745
Provision for underwriting reserve	319,011
Interest portion of reserve for policyholder dividends	0
Investment expenses	714
Interest paid	303
Losses on sale of securities	401
Provision of allowance for bad debts	6
Other investment expenses	3
Operating expenses	64,128
Other ordinary expenses	3,255
Payments related to withheld insurance claims	914
Taxes	1,567
Depreciation	184
Provision for reserve for employees’ retirement benefits	320
Other ordinary expenses	268

Ordinary profit	10,347

Extraordinary gains and losses
Extraordinary losses	500
Losses on sale of other properties	38
Reserve for price fluctuation	461

Provision for reserve for policyholder dividends	9,675
Income before income taxes	171
Income taxes - current	3,486
Income taxes - deferred	(-)3,315
Net income	0

Loss brought forward from the previous year	4,473
Undisposed loss at year end	4,472

Procedures for Exercising Voting Rights through the Internet*

When exercising voting rights through the Internet, please follow the procedures as set forth in the instructions below.

1. Please access the address designated by the Company and use the site for exercising voting rights within the “Site for Procedures for the General Meeting of Shareholders”.

Note:	To login to the “Procedures for the General Meeting of Shareholders Site”, a login ID and a temporary password listed in the voting card (or a password registered by you) will be necessary.

2. For tabulation purposes, you must vote through the Internet by 5 p.m. on June 27, 2005.

3. If you cannot attend the General Meeting of Shareholders, you may exercise your voting rights either by mailing the voting card or through the Internet. Please do not use both methods. In the event that both methods are used, the vote cast through the Internet will be valid.

4. In the event that a vote is cast through the Internet multiple times, the last vote cast will be valid.

5. Procedures

Please access the following address, using a computer that can be connected to the Internet:

https://www.mtb-daiko.jp

Page Title	Procedures
Regulations for Use / Guide for Use	After reading the “Regulations for Using This Site” and the “Guide for Using This Site”, click the “Next Page” button.

Login

(1)    Procedure to change password (at time of first log-in):

Following the instructions on the screen, enter the login ID and the temporary password listed in the lower right of the voting card, and then click the “Login” button.

* After registration, the Login page appears again.

(2)    Login:

Following the instructions on the screen, login using the registered password.

Procedures Menu	After confirming the company name and the shareholder number displayed on the screen, click the “Exercise of Voting Rights” button.

Confirmation of Company	After confirming the number of voting rights that can be exercised that is displayed on the screen, click the “Next Page” button.

Selection of the Method to Input Approval or Disapproval of Proposals	Following the instructions on the screen, select the method to input approval or disapproval of the resolution and click the appropriate button.

*	Notice to holders of American Depositary Receipts: Please note that voting through the Internet is available only to registered holders of ordinary shares. Voting through the Internet is not available to the holders of American Depositary Receipts.

Input of Approval or Disapproval of Individual Proposals

When selecting the method to input approval or disapproval for each resolution individually (including when exercising your voting rights non-uniformly), input approval or disapproval for each proposal (or for each candidate, when it is a resolution to appoint multiple candidates) individually, and then click the “Confirmation” button.

* To return to the Selection of the Method to Input Approval or Disapproval of Proposals page, click the “Return to Previous Page” button.

Confirmation of Votes	After confirming the details of the execution of the voting rights displayed on the screen, click the “Send” button. * To change the details of a vote, click the “Return to Previous Page” button.

End	Execution of the voting right is hereby concluded.

6. The following system environment is necessary to exercise voting rights through the Internet.

(1)	Accessible to the Internet

(2)	The following computer environment:

Operating system and Internet browsing software (browser)

-	For Windows (Japanese version of 95, 98, 2000, Me, NT4.0, or XP):

Microsoft Internet Explorer4.01SPI (Japanese version) or above, or Netscape Communicator4.5 (Japanese version) or above

* Please note that Netscape6 and above cannot be used.

-	For Macintosh (Japanese version of MacOS9.2 and after or Xv10.2):

Microsoft Internet Explorer5.0 (Japanese version) or above, or Netscape Communicator4.7 (Japanese version) or above

* Please note that Netscape6 and above cannot be used.

Display equipment (monitor): Environment in which 800x600 or above can be displayed.

Notes:  1.      Access through mobile telephones, PDAs, game consoles, etc is not available.

2.	When using a dial-up connection of a commercial provider, charges may be imposed for connection to the provider and/or communication with the applicable telecommunications company (telephone charges, etc.). You will be required to bear any such charges.

3.	Windows is a registered trademark of Microsoft Corporation in the United States and/or other countries. Macintosh is the registered trademark of Apple Computer, Inc. in the United States and/or other countries. Internet Explorer is a trademark of Microsoft Corporation. Netscape Communicator is a trademark of Netscape Communications Corporation. Other product names referred to herein are trademarks or registered trademarks of each applicable company.

For inquiries concerning exercising voting rights through the Internet:

1.	For inquiries concerning computer operation methods, etc., please contact:

The Mitsubishi Trust and Banking Corporation, Stock Transfer Agency Division

Telephone: 0120-858-696

Hours: 9:00 – 21:00, except Saturdays, Sundays and holidays

2.	For inquiries other than the above, please contact:

The Mitsubishi Trust and Banking Corporation, Stock Transfer Agency Division

Telephone: 0120-707-696

Hours: 9:00 – 17:00, except Saturdays, Sundays and holidays

Item 2

THIS DOCUMENT IS INTENDED FOR INFORMATIONAL PURPOSES ONLY.

Please do not submit your vote on this form

English translation of the “Japanese Voting Card”

I hereby exercise my voting rights as follows for each proposed resolution at the 3rd Ordinary General Meeting of Shareholders of Millea Holdings, Inc., which will be held on June 28, 2005.

June , 2005

Number of voting rights:
Proposals to be acted upon:

Item 1:	For	☐		Against	☐

Item 2:	For	☐		Against	☐

Item 3:	For	☐	(Except )	Against	☐

Item 4:	For	☐	(Except )	Against	☐

Item 5:	For	☐		Against	☐

Item 6:	For	☐		Against	☐

Item 7:	For	☐		Against	☐

Item 8:	For	☐		Against	☐

Affixseal here:

If you return this voting card without a valid indication of a vote for or against any of the foregoing proposed items, you will be deemed to have voted for such proposal.

Millea Holdings, Inc.

English translation of the instructions to the “Japanese Voting Card”

1. When you attend the General Meeting of Shareholders, please submit this voting card to the receptionist at the Meeting.

2. If you cannot attend the Meeting, please vote either by completing and returning this voting card or by following the procedures for voting through the Internet.

(a) If you choose to vote by using this voting card, please return the card indicating whether you vote for or against the proposals. The voting card must be received by June 27, 2005. If you wish to vote against some but not all of the candidates under proposed items 3 and 4, please check the “For” column and indicate such candidate(s) whom you are voting against by filling in the letter(s) corresponding to such candidate(s), as set forth in items 3 and 4 of the accompanying reference materials, after the word “Except”.

(b) If you choose to vote through the Internet, please access https://www.mtb-daiko.jp and follow the procedures shown on the screen.

Millea Holdings, Inc.